

**THE OFFERING CONTAINED HEREIN WAS TERMINATED ON APRIL 24, 2024.
NO FURTHER INVESTMENTS ARE BEING ACCEPTED.**

FG Communities, Inc.

ANNUAL REPORT
Form C-AR

April 30, 2026

Address for Notices and Inquiries:

FG Communities, Inc.
Michael Z. Anise
Chief Executive Officer
6408 Bannington Rd.
Charlotte, North Carolina 28226
ir@fgcommunities.com
www.fgcommunities.com

With a copy of Notices to:

Piervincenti Law PLLC
Arthur Piervincenti
631-300 Brawley School Rd, #225
Mooresville, North Carolina 28117
arthur@lawahp.com

This Form C-AR (including the cover page and all exhibits attached or incorporated by reference hereto) is being provided by FG Communities, Inc., a Nevada corporation ("FG," the "Company," or "we," "us," or "our") for the sole purpose of providing certain information about the Company with respect to the offering of shares of our common stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section ("Reg CF"), which offering commenced on April 13, 2023 and terminated on April 24, 2024 (the "Offering"). In accordance with Rule 202 of Reg CF (§ 227.202), this Form C-AR includes the following requirements as outlined in paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), and (x) of Rule 201 (§ 227.201) pursuant to Reg CF. As of the date hereof, the Company has never failed to comply with the ongoing reporting requirements of § 227.202.

SUMMARY

The following summary of certain principal terms of the Offering with respect to this Form C-AR does not purport to be complete and is qualified in its entirety by the detailed information appearing elsewhere in the original Offering Statement filed by the Company with the Securities and Exchange Commission and in the Amended and Restated Articles of Incorporation of the Company, as amended or supplemented from time to time (the "Articles"), and Bylaws of the Company, as amended or supplemented from time to time (the "Bylaws," and together with the Articles the "Governing Documents"), all of which are incorporated herein by reference. Each investor should read the Offering Statement and the Governing Documents carefully and consult with its financial, tax and legal advisers before making any investment decisions.

The Company:

Organization

FG Communities, Inc. is a Nevada corporation (the "Company"), and was formed on July 8, 2022. As of the date hereof, the Company currently has twenty-two full-time employees. The Governing Documents of the Company are attached hereto as Exhibit A.

Overview

FG Communities, Inc. is a real estate holding company focused primarily on the manufactured housing community market. The Company, acting through its affiliates, acquires, owns, develops and manages manufactured housing communities and other real estate assets. The Company may acquire unimproved property and develop manufactured housing sites or may acquire developed sites. In connection with the Company's acquisitions of manufactured housing communities, the Company typically will establish limited liability companies and similar entities to hold the acquired properties. The Company earns income from leasing manufactured home sites to tenants who own their manufactured homes and from rental of manufactured homes owned by the Company to residents. In addition, the Company may earn income through property management fees from unrelated third parties. Any property management income will be retained by the Company for reinvestment, general corporate purposes and working capital. As of the date of this Form C-AR, the Company owned over 80 manufactured housing communities containing approximately 3,100 developed sites located in North Carolina, South Carolina, and Virginia.

Objective and Strategy

The Company's objective is to generate attractive risk adjusted returns while being an affordable housing solution. The Company acquires and manages manufactured housing communities, with a focus on communities where the Company believes it can add value through professional management and operational improvement. This may include additional management of unrelated third-party communities for a fee. Our strategy is to acquire manufactured housing properties that we believe offer an attractive risk-adjusted return through current cash flow and long-term capital appreciation. We believe the demand for affordable housing is growing while the supply of options is shrinking. The Company believes that this supply/demand imbalance should lead to increased cash flow yields and long-term capital appreciation of property values for manufactured housing communities. We seek to capitalize on this imbalance.

The Company's initial geographic focus is the Southeast of the United States. We like the growth characteristics of this area, and we see ample opportunity for acquisitions that meet our criteria. Our search is not limited to this area. As we grow, we expect our property footprint to expand beyond our initial focus area.

Properties that interest the Company have several common characteristics:

- They are in areas that have experienced growth and that are expected to continue to grow in terms of population and economic development.
- There is a strong demand for affordable housing that supports growing cash flow yields and long-term capital appreciation of property values.
- Properties are in good shape or the combination of initial price plus the cost of renovation presents the Company with an attractive acquisition opportunity.
- There is room to add value through professional management and operational improvement.

While the above is not an exhaustive list, these characteristics provide insight to the Company's thinking and process. We can be flexible in our approach when the benefits of an acquisition outweigh the risks.

There can be no assurance that the Company will achieve its objective, that the strategies set forth herein will be successful or that the risk management techniques contemplated to be utilized for the Company will protect the Company and/or its investors against loss. Past performance results of the Company or its affiliates, employees or representatives or any other person is not indicative of future results of the Company and no assurance can be given that the objectives of the Company will be achieved or that stockholders of the Company will receive a return on or of their investment in the Company.

The Manufactured Housing Community Industry

Manufactured housing communities are residential developments designed and improved for the location of detached, single-family manufactured homes that are produced off-site and installed on residential sites within the community. The owner of a manufactured home leases the site on which it is located or the lessee of a manufactured home leases both the home and site on which the home is located.

The Company believes manufactured housing is one of the most affordable options for those seeking home ownership. According to the U.S. Census Bureau and the U.S. Department of Housing and Urban Development, at the end of 2021, the average price for a new site-built home (including land) was greater than six times the average cost of a new single-wide manufactured home (not including land). Owning a new site-built home is out of reach for many in the United States. Manufactured homes offer an affordable solution. Consumers get similar characteristics of a site-built single-family home (a yard, no shared walls with neighbors, a designated parking spot) at a fraction of the cost.

Our view is that the supply of manufactured housing communities will continue to decline. Redevelopment of these communities for other purposes has eroded existing supply. Stricter zoning rules and "Not In My Backyard" views towards manufactured housing have contributed to decreasing amounts of new supply coming to market. According to the U.S. Census Bureau, new manufactured housing units coming to market per year has declined significantly over the past several decades. This trend runs counter to the increasing demand for affordable housing.

Competition

The manufactured housing community industry is fragmented. While there are a handful of larger players in the industry, they account for only a fraction of the total market. We may face competition when making acquisitions from both larger companies with greater resources than we have, and from smaller operators. The number of competitors, both large and small, has increased over the past several years. We expect this trend to continue as expected risk-adjusted returns in this industry remain attractive relative to other real estate asset classes, in our opinion. Even with increased competition, we continue to see ample opportunity to put capital to work.

Properties

As of the date hereof, the Company owned over 80 manufactured housing communities containing approximately 3,100 developed homesites. Certain properties that were purchased by the Company were owned by affiliates of the Company's Chief Executive Officer and have been acquired in transactions involving an exchange of the Company's stock for the property in question.

Company Management:

D. Kyle Cerminara is Chairman of the Board, President, & Co-Founder of the Company, and Michael Anise is CEO & Co-Founder of the Company. The Company's officers and directors have the exclusive right and power to manage and operate the Company, subject to the limitations in the Governing Documents. Stockholders will have no right to participate in the management of the Company, to act for the Company, or to vote on Company matters, except where specifically provided under applicable law or in the Governing Documents.

D. Kyle Cerminara, Chairman of the Board, President, and Co-Founder of the Company. Mr. Cerminara co-founded Fundamental Global ("FG") in 2012 and serves as its Chief Executive Officer. Mr. Cerminara has over 20 years' experience as an institutional investor, asset manager, director, chief executive, founder and operator of multiple financial services and technology businesses. Mr. Cerminara is a member of the board of directors of a number of companies focused in the reinsurance, asset management, technology and communication sectors, including FG Nexus, Inc. (NASDAQ: FGNX), which operates as an Ethereum treasury company, and previously as a reinsurance and asset management company, since December 2016; and Firefly Systems Inc., a venture-backed digital advertising company, since August 2020. Mr. Cerminara has served as the Chairman and President since the founding of FG Communities, Inc. in July 2022. FG Communities is a corporation created to preserve and improve affordable housing through ownership and management of manufactured housing communities. From October 2021 to September 2024, Mr. Cerminara served as the Chairman of the board of directors of FG Acquisition Corp. (TSX:FGAA.U), a special purpose acquisition company which merged with Strong/MDI Screen Systems, Inc., and was renamed Saltire Capital Ltd. (TSX: SLT). Since September 2024, Mr. Cerminara serves as Vice-Chairman of Saltire Capital Ltd. From October 2023 to January 2025, Mr. Cerminara served as the Chairman of the board of directors of FG Merger II Corp. (NASDAQ: FGMC), a special purpose acquisition company that has completed its initial public offering and is focused on searching for a target company in the financial services sector. Since January 2025, Mr. Cerminara serves as a Senior Advisor to FG Merger II Corp. Mr. Cerminara has served as the Chairman of FG Merger III Corp. since November 2023. FG Merger III Corp. is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Mr. Cerminara served as a director of FG Group Holdings, Inc. (NYSE American: FGH), a holding company with diverse business activities focused on serving the entertainment and retail markets that merged with FG Nexus, Inc. in February 2024, from February 2015 until February 2024; he served as its Chairman from May 2015 until February 2024; and he previously served as its Chief Executive Officer from November 2015 through April 2020. Mr. Cerminara served as the Chairman of Strong Global Entertainment, Inc. (NYSE American: SGE), a leader in the entertainment industry providing mission critical products and services to cinema exhibitors and entertainment venues, from March 2022 until it was acquired by FG Nexus, Inc. in September 2024. Mr. Cerminara was appointed Chairman of FG Nexus, Inc. in May 2018 and served as its Principal Executive Officer from March 2020 to June 2020, and has served as its Chief Executive Office since its merger with FG Group Holdings, Inc. in February 2024. Mr. Cerminara served as a Director of BK Technologies Corporation (NYSE American: BKTI) from July 2015 through December 2023, and served as its Chairman from July 2022 through December 2023 and previously from March 2017 until April 2020. From February 2022 to August 2023, Mr. Cerminara served as a Senior Advisor to FG Merger Corp. (NASDAQ: FGMC), a special purpose acquisition company, which merged with iCoreConnect, Inc. (NASDAQ: ICCT), a market leading, cloud-based software and technology company focused on increasing workflow productivity and customer profitability through its enterprise and healthcare workflow platform of applications and services. From April 2021 to December 2021, Mr. Cerminara served as a director of Aldel Financial Inc. (NYSE: ADF), a special purpose acquisition company co-sponsored by Fundamental Global, which merged with Hagerty, a leading specialty insurance provider focused on the global automotive enthusiast market. From July 2020 to July 2021, Mr. Cerminara served as Director and President of FG New America Acquisition Corp. (NYSE: FGNA), a special purpose acquisition company, which merged with OppFi Inc. (NYSE: OPFI), a leading financial technology platform that powers banks to help everyday consumers gain access to credit. He served on the board of directors of GreenFirst Forest Products Inc. (TSXV: GFP) (formerly Itasca Capital Ltd.), a public company focused on investments in the forest products industry, from June 2016 to October 2021 and was appointed Chairman from June 2018 to June 2021; Limbach Holdings, Inc. (NASDAQ: LMB), a company which provides building infrastructure services, from March 2019 to March 2020; Iteris, Inc. (NASDAQ: ITI), a publicly-traded, applied informatics company, from August 2016 to November 2017; Magnetek, Inc., a publicly-traded manufacturer, in 2015; and blueharbor bank, a community bank, from October 2013 to January 2020. He served as a Trustee and President of StrongVest ETF Trust, which was an open-end management investment company, from July 2016 to March 2021. Previously, Mr. Cerminara served as the Co-Chief Investment Officer of CWA Asset Management Group, LLC, a position he held from January 2013 to December 2020. Prior to these roles, Mr. Cerminara was a Portfolio Manager at Sigma Capital Management, an independent financial adviser, from 2011 to 2012, a Director and Sector Head of the Financials Industry at Highside Capital Management from 2009 to 2011, and a Portfolio Manager and Director at CR Intrinsic Investors from 2007 to 2009. Before joining CR Intrinsic Investors, Mr. Cerminara was a Vice President, Associate Portfolio Manager and Analyst at T. Rowe Price (NASDAQ: TROW) from 2001 to 2007, where he was named amongst Institutional Investor's Best of the Buy Side Analysts in November 2006, and an Analyst at Legg Mason from 2000 to 2001. Mr. Cerminara received an MBA degree from the Darden Graduate School of Business at the University of Virginia and a B.S. in Finance and Accounting from the Smith School of Business at the University of Maryland, where he was a member of Omicron Delta Kappa, an NCAA Academic All American and Co-Captain of the men's varsity tennis team. He also completed a China Executive Residency at the Cheung Kong Graduate School of Business in Beijing, China. Mr. Cerminara holds the Chartered Financial Analyst (CFA) designation.

Michael Anise, Chief Executive Officer and Co-Founder of the Company. Mr. Anise has over 20 years' experience in the real estate and financial services industries, including experience as a manufactured housing investor and manager, as a commercial lender, and as a public company director, executive, and chief financial officer. Since 2017, Mr. Anise has overseen the acquisition, development, and management of approximately 95 manufactured housing communities, representing more than 3,750 individual home sites. From August 2019 to May 2022, Mr. Anise served as President, Chief Financial Officer and Director of Manufactured Housing Properties, Inc. (OTC: MHPC), a self-administered, self-managed, vertically integrated owner and operator of manufactured housing communities, and he served as its Chief Financial Officer and Director from September 2017 to August 2019. From 2012 to 2017, Mr. Anise was Chief Financial Officer of Crossroads Financial, LLC, a financial services company that provides inventory financing solutions to businesses that may not qualify for traditional bank financing. Prior to these roles, Mr. Anise was Chief Financial Officer of Comprehensive Financial Solutions, an asset-based lender, from 2010 to 2012; Senior Vice President of Finance for China Direct Investments, Inc., (NASDAQ: CDII), a provider of consulting services to Chinese businesses, from 2009 to 2010; and Director of SEC Reporting for Innkeepers USA (NYSE: KPA), a self-administered real estate investment trust focused on acquiring and developing extended-stay hotels, from 2005 to 2008. Mr. Anise began his career as a Senior Accountant with Republic Security Bank, which was subsequently acquired by Wachovia, and as an Accounting Manager with Tenet Healthcare. Mr. Anise earned a Bachelor of Science degree in accounting, with a minor in finance, from Florida Atlantic University.

Risk Factors:

A crowdfunding investment involves risk. You should not invest unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange

Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Notice Regarding Risk Factors And Forward-Looking Statements

An investment in the Common Stock is highly speculative and involves substantial investment and tax risks. An investment in the Common Stock is suitable only for persons of substantial means who have no need for liquidity in their investment. In making an investment decision, investors must rely on their own examination of the person or entity creating the Common Stock and the terms of the Offering, including the merits and risks involved. Neither the information contained herein, nor any prior, contemporaneous or subsequent communication should be construed by the investor as financial, legal or tax advice. Each investor should consult his own legal, tax and financial advisors to ascertain the merits and risks of the transactions described herein prior to subscribing for the Common Stock.

Certain statements in this Form C-AR are forward-looking statements such as information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. In some cases, they may be identified by terms such as "anticipates," "believes," "could," "should," 'predicts," "estimates," "expects," "targets," "intends," "may," or "will" or the negative of those terms or comparable terms. In particular, these forward-looking statements include, without limitation: statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management's goals and objectives; trends affecting our financial condition, results of operations or future prospects; statements regarding our financing plans or growth strategies; statements concerning litigation or other matters; and other similar expressions concerning matters that are not historical facts.

Forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including without limitation the risks described under "Risk Factors" below.

Given the risks and uncertainties, investors are cautioned not to place undue reliance on forward-looking statements. Nothing contained herein is, or should be relied on as, a promise or representation as to the future performance of the Company. Forward-looking statements speak only as of the date hereof. Except as required by applicable law, the Company does not undertake and disclaims any obligation to update or revise and release the result of any such revisions to the forward-looking statements in this Form C-AR, whether as a result of new information, future events or otherwise.

The projections contained in this Form C-AR are based on a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies. These projections were not prepared with a view toward compliance with generally accepted accounting principles. No independent accountants have expressed an opinion or any other form of assurance regarding these projections. Projections are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections are based will not materialize or will vary significantly from actual results, and such variances will likely increase over time. The Company has not yet completed the audit of its financial statements for the fiscal year ended December 31, 2025. Accordingly, all financial information presented herein is unaudited and reflects preliminary estimates only. Such information is subject to change upon completion of the audit process and final review by management. The company does not anticipate the actual results differing materially from the estimates presented. Accordingly, actual results during the periods covered will vary from the financial projections, and those variations may be material and adverse.

In addition, any projections and representations, written or oral, which do not conform to the projections contained in or referenced by this Form C-AR, must be disregarded. The projections contained in or referenced by this Form C-AR are based upon specified assumptions. If these assumptions are incorrect, the projections also would be incorrect. No representation or warranty can be given that the estimates, opinions or assumptions made in or referenced by this Form C-AR will prove to be accurate. Investors should carefully review the assumptions set forth in or referenced by this Form C-AR.

The cautionary statements set forth under the caption "Risk Factors" and elsewhere in this Form C-AR identify important factors with respect to such forward-looking statements, including the following factors that could affect such forward-looking statements:

- economic outlook, capital expenditures, interest rates, financing activities and tax status of the Company;
- the inherent risks associated with owning real estate, including local real estate market conditions, governing laws and regulations affecting manufactured housing communities and illiquidity of real estate investments;
- the risk that our existing manufactured housing communities may be at a disadvantage in competing with newly developed communities with more visual and customer appeal;
- our ability to repay debt financing obligations;
- our inability to collect rent or other receivables;
- increased competition in the geographic areas in which we own and operate manufactured housing communities
- our ability to comply with certain debt covenants;

- the availability of other debt and equity financing alternatives;
- the loss of any member of our management team;
- underinsured or uninsured natural disasters, such as earthquakes, tornados, floods or hurricanes;
- the level of repossessions by manufactured home lenders;
- construction defects;
- changes in federal or state tax rules or regulations that could have adverse tax consequences;
- the adoption on the national, state or local level of more restrictive laws and governmental regulations, including

- changes in the real estate market and general economic conditions;
- the inability of the manager of any manufactured housing community to provide effective and efficient management and maintenance at the property;
- our ability to continue to identify, negotiate and acquire manufactured housing communities and/or vacant land which may be developed into manufactured housing communities on terms favorable to us;
- our ability to maintain rental rates and occupancy levels;
- changes in market rates of interest;
- our ability to refinance amounts outstanding under our credit facilities at maturity on terms favorable to us;
- our ability to integrate acquired properties and operations into existing operations;
- continued ability to access the debt or equity markets;
- the ability to control operating costs;
- the ability of manufactured home buyers to obtain financing;
- development or construction related difficulties or delays;
- market conditions affecting our investment securities;
- adverse changes in national, regional and local economic and demographic conditions;
- governmental approvals, actions and initiatives, including the need for compliance with environmental and safety

more restrictive zoning, land use or environmental regulations and increased real estate taxes;

- the effects of any terrorist activity;

- our ability to maintain internal controls and processes to ensure all transactions are accounted for properly, all relevant disclosures and filings are timely made in accordance with all rules and regulations, and any potential fraud or embezzlement is thwarted or detected;

- those risks and uncertainties referenced under the caption "RISK FACTORS" contained in this Form C-AR.

requirements, and changes in laws and regulations or the interpretation thereof;

- our inability to obtain adequate insurance on favorable terms;

- the effects of the coronavirus disease 2019 ("COVID-19") and similar global health conditions, and related adverse changes in (i) national, regional and local economic and social conditions, (ii) supply chains for equipment, assets and goods related to the development of any manufactured housing community and (iii) the workforce supply of healthy able-bodied persons to work on-site at a manufactured housing community; and

INVESTORS MUST READ AND CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS" FOR A COMPLETE DISCUSSION OF THESE AND OTHER RISKS PERTAINING TO THIS INVESTMENT. See "RISK FACTORS" and "CONFLICTS OF INTEREST."

Investors should be aware that an investment in the Common Stock involves a high, and sometimes speculative, degree of risk. Investors should carefully read this Form C-AR and should be able to bear the complete loss of their investment.

It is impossible to accurately predict the results to an investor from an investment in the Company because of general risks associated with the Company's investments in manufactured housing communities and the related risks associated with the Company's ownership and operation of real estate, the risks associated with the development, operating and economic performance of manufactured housing communities, the risks associated with a private offering and certain tax risks.

Each investor should consider carefully, among other risks, the following risks, and should consult with his own legal, tax, and financial advisors prior to subscribing for the Common Stock with respect thereto.

General Risks Concerning an Investment in the Common Stock

General Risk of Investment in the Company. An investment in the Common Stock is subject to a variety of and high degree of risks and each investor has considered these risks. The realization of any of the following risks (or other risks not listed below) could materially and adversely affect the Company's business, prospects, financial condition, cash flows, liquidity, results of operations, and ability to service any indebtedness and could cause you to lose all or a significant part of your investment in the Common Stock. Please note that the phrase "we", "us" or "our" refers to the Company, and the phrase "you" or "your" refers to each purchaser of the Common Stock.

Projections. All materials or documents supplied by the Company, including any pro forma financial projections, projections herein, projections related to any potential or hypothetical investment or otherwise ("Projections"), should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Form C-AR. The assumptions and facts upon which the Projections are based are subject to variations that may arise as future events actually occur and to a complex series of events, many of which are outside the control of the Company. The Projections included or referred to herein are based on assumptions made by the Company regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not meet approximate Projections and may differ significantly due to the risks inherent in the development and operation of a business, including, but not limited to, the risk factors set forth herein. Investors should consult with your tax and business advisors about the validity and reasonableness of the factual, accounting and tax assumptions. Neither the Company nor any other person or entity makes any representation or warranty as to the future profitability of the Company or of an investment in the Common Stock.

Comparing Projected Company Returns to Returns of Other Investments or Companies. The Projections are based entirely upon the Company's expectation of future events which may not occur, including sourcing of satisfactory investments in manufactured housing communities, developing manufactured housing communities and lease-up of manufactured housing communities. Any projected returns contained herein are not based upon any historical information regarding the Company, as no such historical information exists at this time. Comparing projected development returns on future manufactured housing community development to already-developed and operating manufactured housing communities is difficult and investors should carefully consider the risks associated with the Company's investment in development projects when evaluating comparisons between the returns projected on a development project versus already-developed and operating manufactured housing communities.

Investment Concentrated in One Sector; Illiquidity. The Company's business will be primarily limited to investing in manufactured housing communities. Consequently, we are subject to risks inherent in investments concentrated in one sector of the real estate industry. This strategy largely prevents us from diversification beyond real estate and manufactured housing communities, and subjects us to risks of general real estate ownership and operation. If the local real estate markets where the properties in which the Company invests are located experience an economic downturn or suffer from a catastrophic natural disaster, this may reduce or eliminate any return on investment. Furthermore, because an investment in real estate is inherently illiquid, it is difficult to limit our risk in response to economic, market and other conditions. It takes considerable time and effort to market and sell real estate assets. This illiquidity increases the Company's risk that an investment will not be converted into cash at the desired time.

Competing Interests. The officers, directors and managers of the Company will manage the Company, in addition to other business interests and activities outside of the Company. There will be times when their outside business interests require them to devote a significant amount of their time and attention to other projects, which may result in the Company not performing as well as it could, which may materially and adversely affect your investment.

Turmoil in Markets. During the last recession, the lending and capital markets experienced considerable turmoil and many financial institutions sought federal assistance or failed. In the event of a failure of a lender, investor in the Company or counterparty to a financial contract, its obligations to the Company under a financial contract (or other commitment) to which the Company faces credit or other financial risks, might not be honored. Should a financial institution or other party fail under a financial contract (or other commitment) to which the Company faces credit or other financial risks, our ability to meet our obligations could be negatively impacted, which could materially and adversely affect us.

COVID-19 and other Pandemics. Any outbreaks of pandemic or contagious diseases, such as COVID-19, or consumers' concerns relating to potential exposure to contagious diseases could adversely affect the Company and its investments, whether by additional limitations in freight services, governmental actions limiting the movement of products and people between regions or otherwise disrupting the supply of goods and labor. Shortages of labor or materials could negatively impact development and maintenance of any manufactured housing community, or make it more expensive than budgeted. The rules and restrictions put in place with respect to COVID-19 have had a negative impact on the economy and business activity and may adversely impact the ability of the tenants of our manufactured housing communities, many of whom may be restricted in their ability to work, to pay their rent as and when due. In addition, our property managers may be limited in their ability to properly maintain our properties. Enforcing our rights as landlord against tenants who fail to pay rent or otherwise do not comply with the terms of their leases may not be possible as many jurisdictions, including those where the Company's properties are located, have established rules and/or regulations preventing us from evicting tenants for certain periods in response to the pandemic. If we are unable to enforce our rights as landlords, our business would be materially affected.

If the current pace of the pandemic does not continue to slow and the spread of the virus is not contained, our business operations could be further delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which the pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this Form C-AR, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic, and capital markets environment present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

Any outbreaks of pandemic or contagious diseases could adversely affect levels of business activity more broadly across the local, national and global economies, and precipitate sudden significant changes in local, national and global economic conditions and cycles which may make it more difficult to fully lease up manufactured housing communities or achieve the returns projected in this Form C-AR or anticipated by the Company based on its projections.

To the extent the COVID-19 virus results in a world-wide economic downturn, there may be a restriction on lending by financial institutions, which may adversely affect the ability to continue to obtain funds to complete the development of any manufactured housing community.

Further, construction costs and timelines may be adversely affected by disruption in the supply of labor and building materials resulting from coronavirus, which could negatively impact the Company's anticipated cash flows or overall performance.

Terrorism; Armed Conflicts. The impact on economic conditions of terrorist attacks or the outbreak or escalation of armed conflict involving the United States may reduce the value of property, and have an adverse impact on interest rates, the availability of financing, raw materials, oil, gas, electricity, water, energy or other factors. These events could reduce the value of the Company's assets.

No Valuation. Prior to the Offering, we did not conduct an analysis to determine the fair market value of the Common Stock nor did we obtain any other independent third-party valuations or fairness opinions with respect to the Common Stock. Therefore, the consideration you paid for the Common Stock may exceed its fair market value.

Limited Operating History. The Company was formed in July 2022 and has a limited operating history. Past performance of the Company or its affiliates, employees or representatives or any other person is not indicative of future results of the Company and no assurance can be given that the objectives of the Company will be achieved or that stockholders of the Company will receive a return on or of their investment in the Company. As a result, an investment in the Common Stock may entail more risks than an investment in the securities of a company managed by an individual, committee or entity with a substantial operating history. You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies like ours that do not have a substantial operating history, many of which may be beyond our control.

Past Performance. The property investment track record of the Company's management is based on investments made at different times, under different economic circumstances, and in different contexts, than the property investment to be made by the Company. Past performance of Company management should not be relied on to predict the Company's performance.

Long-Term Investment. An investment in the Company is a long-term commitment and there is no assurance of any distribution to the stockholders. The Company will have no source of funds from which to make distributions to the stockholders other than from returns of, income from and gains on, its investment in the manufactured housing communities. It is uncertain as to when profits, if any, will be realized.

Reliance on the Company and its Key Principals. Except as specifically provided in the Governing Documents, the directors and officers of the Company will have the exclusive right and power to manage the Company's business and affairs. The stockholders will not be permitted to evaluate relevant business, economic, financial, or other information that will be used by the officers and directors in making business decisions. Our future success depends, to a significant extent, upon the continued services of the key personnel of the Company described herein. Our ability to retain our management group or to attract suitable replacements should any members of the management group leave depends on the competitive nature of the employment market. The loss of services from key members of the management group or a limitation in their availability could adversely affect our financial condition and cash flow. Further, such a loss could be negatively perceived in the capital markets. Moreover, except as specifically provided in the Governing Documents and applicable law, such individuals will not be required to devote their time and attention exclusively to the Company.

Changes in Environment. The Company's investment strategy is intended to extend over a period of years, during which the business, economic, political, regulatory, and real estate environment within which the Company operates may undergo substantial changes, some of which may be adverse to the Company. Company management will have the exclusive right and authority (within limitations set forth in the Governing Documents) to determine the manner in which the Company will respond to such changes, and stockholders generally will have no right to withdraw from the Company or to demand specific modifications to the Company's operations.

No Diversification. An investment in the Common Stock represents an investment in the Company, and the Company primarily invests in manufactured housing communities. Therefore, an investment in the Common Stock is not a diversified investment. Furthermore, the majority of the property owned by the Company is involved in only one industry, manufactured housing communities. Should a manufactured housing community perform poorly, this will adversely affect the Company's revenue.

Exculpation and Indemnification. The Governing Documents set forth the circumstances under which the Company's directors and officers are excused from liability to the Company and its investors for damages or losses that the Company or such investors may incur by virtue of any such person's performance or services for the Company. As a result, the Company and its investors may have limited rights against these persons. In the event that a claim is made against the directors or officers, such persons may be entitled to be indemnified by the Company, in which case the assets of the Company could be used to indemnify such persons for amounts incurred in connection with such claim. In certain cases, previous distributions to the Company's investors may be recalled to cover such indemnification obligations of the Company.

Valuations and Appraisals. There is no requirement in the Governing Documents for the Company to have a third-party valuation or appraisal of any of the Company's assets. Accordingly, the Company's determination of the value of the Company's assets may be a subjective analysis which provides no more than the Company's estimate of value. Accordingly, there can be no assurance that the Company's valuations will be accurate on any given date, nor can there be any assurance that the sale of any property owned by the Company would be at an accurate price.

Factual Statements. Certain of the factual statements made in this Form C-AR are based on information from various sources believed by the Company to be reliable. The Company has not independently verified any such information and disclaims liability for any inaccuracy or inadequacy of such information. No third party (including legal counsel to the Company) has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Form C-AR. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, track record, skills, contacts or other attributes of the officers or directors, or the anticipated future performance of the Company.

Definitive Terms and Conditions. Portions of this Form C-AR describe specific terms and conditions set forth in the Governing Documents. The actual terms and conditions set forth in the Governing Documents, as may be amended from time to time, may vary materially from those described in this Form C-AR for a variety of reasons, including negotiations between the Company and investors. Moreover, the Governing Documents contain highly detailed terms and conditions, many of which are not described fully (or at all) in this Form C-AR. In all cases, the Governing Documents supersede this Form C-AR. Investors are urged to carefully review the Governing Documents, and must also be aware that, pursuant to the rules governing amendments set forth in the Governing Documents, certain types of amendments to the Governing Documents may be adopted with the consent of less than all stockholders.

Speculative Investment; No Assurance of Return of Invested Capital. No assurance can be given that you will realize a return on your investment in the Company or that you will not lose your entire investment in the Common Stock. For this reason, you should carefully read all of the entirety of this Form C-AR and its exhibits. YOU SHOULD CONSULT WITH YOUR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.

Side Letters and Other Agreements. The Company, in its sole discretion, may enter into a side letter or similar agreement with one or more investors that has the effect of establishing rights under, or altering or supplementing the terms of, the Governing Documents with respect to such investor. Investors should take into account that the Company is not required to obtain the consent of any other investor to enter into such side letters or other agreements (other than an investor whose rights as a shareholder pursuant to the Governing Documents would be materially and adversely changed by such waiver or modification).

Other Activities of Management and Affiliates. The Company's directors, its officers, and its affiliates manage and are invested in other entities and businesses. Such management of other equity interests by these individuals may create potential conflicts of interest for the Company, its directors, its officers, and its affiliates, including with respect to the allocation of time, effort or investment opportunities, that could have an adverse impact on the Company.

Certain personnel of the Company and its affiliates, may, in certain circumstances be subject to a variety of conflicts of interest relating to their responsibilities to the Company and other interests, and their outside personal or business activities. Such responsibilities create a conflict if such other entities have interests that are adverse to the interests of the Company. Such personnel may have a greater financial interest in the performance of the other entities than the performance of the Company. Although the Company and its directors, its officers, and its affiliates will generally seek to minimize the impact of any such conflicts, there can be no assurance that they will be resolved favorably for the Company.

Risks Related to this Offering and the Ownership of Common Stock

No Present Market for Common Stock; Price Arbitrarily Set; Transfer Restrictions. We have arbitrarily set the price of the Common Stock with reference to the general status of the securities market and other relevant factors. The offering price for the Common Stock should not be considered an indication of the actual value of such securities and is not based on our net worth or prior earnings. Because there is no public market for the Common Stock, it will be very difficult for you to liquidate your shares of Common Stock, and we cannot assure you that such securities could be resold by you at the price you paid for them or at any other price. The Governing Documents and applicable securities laws impose substantial restrictions on the transferability of the Common Stock.

Dividends May Not be Paid. Our ability to pay dividends on our Common Stock is dependent on our ability to operate profitably and to generate cash from our operations. We cannot guarantee that we will be able to pay dividends as required by the terms of our Common Stock.

Securities Senior in Rights to Common Stock May be Issued. In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our stockholders. Any preferred securities if issued by our company, including the Series A Preferred Stock, may have a preference with respect to distributions and upon liquidation that is senior to the preference of the Common Stock, which could further limit our ability to make distributions to our stockholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, holders of shares of Common Stock will bear the risk of our future offerings reducing the value of your Common Stock. In addition, we can change our leverage strategy from time to time without approval of holders of our Preferred Stock or Common Stock, which could materially adversely affect the value of our capital stock, including the Common Stock.

Holders of Shares of Common Stock Will Not Have a Vote or Influence on the Management of Company. All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. Except as required by the Nevada Revised Statutes, holders of Common Stock do not have voting rights. The voting power, including the power to elect and remove directors, is held by the holders of the Company's Founders Preferred Stock. No director can be elected or removed without the approval of the holders of the Founders Preferred Stock. In addition, the Company may not take certain actions without the approval of the holders of the Founders Preferred Stock. As a result, you will not have the ability to alter the Company's management's path if you feel they have erred. Accordingly, no person should purchase our Common Stock unless he or she is willing to entrust all aspects of management to the Company.

Illiquid Securities. The Company does not intend to list the Common Stock on any national securities exchange or include them for quotation through an inter-dealer quotation system of a registered national securities association. The issuance of the Common Stock constitutes a new issue of securities with no established trading market. Furthermore, it is not anticipated that the Common Stock will be readily tradable on a secondary market or the substantial equivalent thereof following the completion of the Offering. Therefore, investors should consider the

Common Stock an illiquid investment. Accordingly, the Common Stock should be purchased for their potential returns only and not for any resale potential.

Minimum Offering Amount; Bridge Financing. There is a limited minimum amount of gross proceeds that the Company must raise to begin accepting subscriptions and issuing shares of Common Stock. If the Company accepts subscriptions but an investment opportunity requires more capital than the Company has received from the Offering, the Company may seek additional funds in the form of bridge financing. Such bridge financing may be provided by an affiliate of the Company, and the provider of the bridge financing will be paid market carrying costs for such bridge financing. However, no assurance can be given that an affiliate will provide such financing. In the event an affiliate is unable to provide bridge financing, the Company may have to forgo an investment opportunity which could then negatively impact expected returns and cash flows of the Company, which, in turn will adversely affect our revenue.

Special Caution for Investors in Later Closings. Any person considering an investment in shares of Common Stock (including an existing investor) should assume that the Company, its directors and officers, will be in possession of information regarding the properties in which the Company has invested, which information both: (i) would be material to such person's evaluation of an investment in the Company; and (ii) may not be disclosed to such person by the Company in connection with such evaluation. The Company and its directors and officers explicitly disclaim any obligation to update this Form C-AR to include (or otherwise inform investors of) any such information.

Under some circumstances, a person considering an investment in the Company may be provided with copies of the Company's financial statements. Any such person is cautioned that it will be inherently difficult to determine the value of real estate assets held by the Company and that, accordingly, it would be inappropriate to interpret any information set forth in such statements as a representation or warranty regarding the true fair market value of any such real estate assets.

Risk of Dilution. If you purchase shares of Common Stock in this Offering, you will pay more for your Common Stock than the amount paid by our existing stockholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. In addition, you will experience further dilution to the extent that our shares of Common Stock are issued upon the vesting of any restrictive shares or the exercise of any share options or warrants.

Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity and/or debt financings and collaborations or other strategic arrangements. To the extent that we raise additional capital through the sale of equity or convertible securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a holder of our Common Stock.

Risks Related to the Use of Proceeds from This Offering. We have broad discretion in how we use the proceeds of this Offering and may not use these proceeds effectively, which could affect our results of operations. We will have considerable discretion in the application of the net proceeds of this Offering. We intend to use the net proceeds from this Offering for acquisitions, working capital and general corporate purposes. As a result, investors will be relying upon management's judgment with only limited information about our specific intentions for the use of the net proceeds of this Offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

Risk Related to Our Affiliates Investing in This Offering. There is no restriction on affiliates of our company, including its directors and existing stockholders, investing in the Offering. As a result, it is possible that if we raise some funds, but have not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and give investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company, and its prospects to receive investments of at least the minimum amount. By permitting affiliates to invest in the Offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Risks Related to our Business and Industry

General Real Estate Industry Risks. Our performance is subject to risks associated with the real estate industry, and the realization of any of these risks could materially and adversely affect us. Real property investments are subject to varying risks and market fluctuations. These events include, but are not limited to:

- adverse changes in national, regional and local economic and demographic conditions;
- the availability of financing, including financing necessary to extend or refinance debt maturities;
- the ability to control operating costs;
- the adoption on the national, state or local level of more restrictive laws and governmental regulations, including more restrictive zoning, land use or environmental regulations and increased real estate taxes;
- opposition from local community or political groups with respect to a manufactured housing community;
- our inability to provide effective and efficient management and maintenance at a manufactured housing community;
- the inability of manufactured home buyers to obtain financing;
- our inability to collect rent or other receivables;
- the effects of any terrorist activity;
- underinsured or uninsured natural disasters, such as earthquakes, tornados, floods or hurricanes; and
- our inability to obtain adequate insurance on favorable terms.

The value of the Company's investments in any manufactured housing communities and our performance may decline due to the realization of risks associated with the real estate industry, which could materially and adversely affect us.

Competitive Nature of Manufactured Housing Community Industry. The real estate business is highly competitive. The Company competes for manufactured housing community investments with numerous other real estate entities, such as individuals, corporations, REITs, and other enterprises engaged in real estate activities. In many cases, the competing concerns may be larger and better financed than we are, making it difficult for us to secure new manufactured housing community investments. Competition among private and institutional purchasers of manufactured housing community investments has led to increases in the purchase prices paid for manufactured housing communities and consequent higher fixed costs. To the extent we are unable to effectively compete in the marketplace, our business may be adversely affected.

It is not certain that the Company will be able to attract tenants to its manufactured housing communities, to renew expiring tenant leases, or to re-lease vacant space at rates similar to those being realized by the community at such time as the space becomes vacant. Any of these factors could adversely affect the financial performance of the Company.

Actions by Competitors May Have an Adverse Impact on Rental Rates. The Company competes with other owners and operators of manufactured housing community properties, some of whom own properties similar to ours in the same submarkets in which our properties are located. The number of competitive manufactured housing community properties in a particular area could have a material adverse effect on our ability to lease sites and increase rents charged at our properties or at any newly acquired properties. In addition, other forms of multi-family residential properties, such as private and federally funded or assisted multi-family housing projects and single-family housing, provide housing alternatives to potential tenants of manufactured housing communities. If our competitors offer housing at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose potential tenants, and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants' leases expire. As a result, our financial condition, cash flow, cash available for distribution, and ability to satisfy our debt service obligations could be materially adversely affected.

Inability to Obtain Adequate Cash to Fund Company's Business. Our business requires access to adequate cash to finance our operations, distributions, capital expenditures, debt service obligations, development and redevelopment costs and property acquisition costs, if any. We expect to generate the cash to be used for these purposes primarily with operating cash flow, borrowings under secured and unsecured loans, proceeds from sales of strategically identified assets and, when market conditions permit, through the issuance of debt and equity securities from time to time. We may not be able to generate sufficient cash to fund our business, particularly if we are unable to renew leases, lease vacant space or re-lease space as leases expire according to our expectations.

Risks Associated with the Company's Debt. The Company finances a portion of its investments in properties through debt. Our total indebtedness as of the end of our most recent fiscal year is shown in the unaudited financial statements attached hereto as Exhibit B. We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. In addition, debt creates other risks, including (i) failure to repay or refinance existing debt as it matures, which may result in forced disposition of assets on disadvantageous terms; (ii) refinancing terms less favorable than the terms of existing debt; and (iii) failure to meet required payments of principal and/or interest.

Risks Related to "Balloon Payments" and Re-Financings. Certain of the Company's mortgages and lines of credit will have significant outstanding principal balances on their maturity dates, commonly known as "balloon payments." There can be no assurance that we will be able to refinance the debt on favorable terms or at all. To the extent we cannot refinance debt on favorable terms or at all, we may be forced to dispose of properties on disadvantageous terms or pay higher interest rates, either of which would have an adverse impact on our financial performance and ability to service debt and make distributions.

Increases in Market Interest Rates. Increases in market interest rates could materially increase our costs associated with existing and future debt. Our interest costs for any new debt and our current debt obligations may rise if interest rates increase. This increased cost could make the financing of any new acquisition more expensive as well as lower our current period earnings. Rising interest rates could limit our ability to refinance existing debt when it matures or cause us to pay higher interest rates upon refinancing. In addition, an increase in interest rates could decrease the access tenants have to credit, thereby decreasing the amount they are willing to pay to lease our properties and limit our ability to reposition our portfolio promptly in response to changes in economic or other conditions. In the event the Company were to seek to mitigate the risks underlying increases in interest rates through hedging activities, no hedging activity can protect the Company completely.

Leverage; Risk of Foreclosure. For any loan incurred by the Company, no assurance can be given that future cash flow will be sufficient to make the debt service payments on any borrowed funds and also cover capital expenditures or operating expenses. If the revenue received by the Company is insufficient to pay debt service, capital expenditures and operating expenses, it would be required to use working capital or seek additional funds. There can be no assurance that additional funds would be available, if needed, or, if such funds were available, that they would be available on terms acceptable to the Company. If the Company is unable to pay debt service, the relevant lender will likely be entitled to foreclose on assets of the Company. A foreclosure on the Company with respect to a particular property would likely result in the loss of the entire investment in the property. Any such foreclosure would have a materially adverse effect on the financial performance of the Company likely resulting in a loss of the Company's investment in the property which, in turn would adversely affect our financial condition and results of operations and our ability to pay distributions to stockholders.

Risk of Becoming More Highly Leveraged. The Company has incurred, and may continue to incur, indebtedness in furtherance of its activities. We could become more highly leveraged, resulting in an increased risk of default on our obligations and in an increase in debt service requirements, which could adversely affect our financial condition and results of operations and our ability to pay distributions to stockholders.

Risks of Personal Guarantees. In order to procure financing for the acquisition of our properties, certain of our directors and officers, (together, the "Guarantors"), have agreed to guarantee the loans. The guarantees provided by the Guarantors covers the full amount of the loans, interest, and any damages and related costs. Under the personal guarantees, the Guarantors have agreed to perform the obligations under the loan agreements in the event that the Company is unable to perform its obligations. In the event that the guarantees are enforced, the Guarantors could be obliged to use their personal property, including the equity interest in our company, to fulfill their obligations under the our loans. As such, there is the potential for conflicts of interest between the Guarantors' personal interests and ours whether their guarantees are called upon or not. No assurance can be given that material conflicts will not arise that could be detrimental to our operations and financial prospects.

Restrictions on Company's Activities Due to Indebtedness. Any indebtedness associated with any real estate, manufactured housing community or other activities of the Company, if incurred by the Company, will likely restrict the Company's activities and the decisions it makes, including its ability to sell, assign, convey, transfer or otherwise dispose of or encumber any real estate and/or manufactured housing community, or the income derived therefrom, without the consent of the holder of such indebtedness, to repay or defease such indebtedness or to engage in mergers or consolidations that result in a change in control of any real estate and/or manufactured housing community. The terms of our various credit agreements and other indebtedness require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations. Such defaults may permit the acceleration of amounts due thereunder and possible foreclosure of any real estate and/or manufactured housing community. Any of these events or situations may result in the Company not performing as well as it could, which may materially and adversely affect your investment.

Restrictions on Transfer and Encumbrance. The terms of any loan from a third-party to the Company would likely prohibit the transfer or further encumbrance of the Company's property or any interest in the property except with the respective lender's prior written consent, which consent such respective lender will likely be entitled to withhold. Upon any violation of these restrictions on transfer or encumbrance, the relevant lender would likely have the right to declare the entire amount of the relevant loan, including principal, interest, prepayment premiums and other charges, to be immediately due and payable. If the loan were immediately due and payable, the debtor will have the obligation to immediately repay such loan in full. If the Company is unable to obtain replacement financing or otherwise fails to immediately repay such loan in full, such lender may invoke its remedies under its loan's terms, which are likely to include proceeding with a foreclosure sale that would likely result in a materially adverse effect on the financial performance of the Company likely resulting in a loss of the Company's investment in the respective property, which, in turn would adversely affect our financial condition and results of operations and our ability to pay distributions to stockholders.

Risk of Changes in US Government Policy Regarding Fannie Mae and Freddie Mac.

The Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) are a major source of financing for the manufactured housing real estate sector. We could depend on Fannie Mae and Freddie Mac to finance growth by purchasing or guarantying manufactured housing community loans. In February 2011, the Obama Administration released a report to Congress that included options, among others, to gradually shrink and eventually shut down Fannie Mae and Freddie Mac. We do not know when or if Fannie Mae or Freddie Mac will restrict their support of lending to our real estate sector or to us in particular. A final decision by the government to eliminate Fannie Mae or Freddie Mac or reduce their acquisitions or guarantees of our mortgage loans, may adversely affect interest rates, capital availability and our ability to refinance our existing mortgage obligations as they come due and obtain additional long-term financing for the acquisition of additional communities on favorable terms or at all.

Limited Availability of Affordable Financing for Tenants. Market conditions and regulatory requirements may make it more difficult for purchasers of manufactured homes to obtain financing. The Secure and Fair Enforcement for Mortgage Licensing Act requires community owners interested in providing financing for customer purchases of manufactured homes to register as mortgage loan originators in states where they engage in such financing. In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act amended the Truth in Lending Act and other consumer protection laws by adding requirements for residential mortgage loans, including limitations on mortgage origination activities, restrictions on high-cost mortgages and new standards for appraisals. The law also requires lenders to make a reasonable investigation into a borrower's ability to repay a loan. These requirements make it more difficult for homeowners to obtain affordable financing to obtain loans to purchase manufactured housing. Homeowners' inability to obtain affordable financing could have an adverse impact on the Company's revenue.

Concentration of Properties in Southeast; Market & Economic Conditions. The market and economic conditions in our current markets may significantly affect manufactured housing occupancy or rental rates. Occupancy and rental rates, in turn, may significantly affect our revenues, and if our communities do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, current cash flow and ability to pay or refinance our debt obligations could be adversely affected. As a result of the current geographic concentration of our properties in North Carolina, South Carolina, and Virginia, we are exposed to the risks of downturns in the local economy or other local real estate market conditions that could adversely affect occupancy rates, rental rates, and property values in these markets.

Other factors that may affect general economic conditions or local real estate conditions include (i) the national and local economic climate which may be adversely affected by, among other factors, plant closings, and industry slowdowns; (ii) local real estate market conditions such as the oversupply of manufactured home sites or a reduction in demand for manufactured home sites in an area; (iii) the number of repossessed homes in a particular market; (iv) the lack of an established dealer network; (v) the rental market which may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates; (vi) the safety, convenience and attractiveness of our properties and the neighborhoods where they are located; (vii) zoning or other regulatory restrictions; (viii) competition from other available manufactured housing communities and alternative forms of housing (such as apartment buildings and single-family homes); (ix) our ability to provide adequate management, maintenance and insurance; (x) increased operating costs, including insurance premiums, real estate taxes and utilities; and (xi) the enactment of rent control laws or laws taxing the owners of manufactured homes.

The Company's income would also be adversely affected if tenants were unable to pay rent or if sites were unable to be rented on favorable terms. If we were unable to promptly renew the leases for a significant number of sites, or if the rental rates upon such renewal were significantly lower than expected rates, then our business and results of operations could be adversely affected. In addition, certain expenditures associated with each property (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the property.

Risk of Inflation. Inflationary pressures can increase operating expenses, including labor and energy costs, above expected levels and beyond the Company's ability to pass such costs on to customers through increased rents. Inflationary pressures can also have secondary effects, such as decreasing the amount of discretionary income available to potential customers and renters.

Risks on Disposition of Properties. In connection with the disposition of any of the properties owned by the Company, the Company may be required to make representations about the business and financial affairs of the Company and the respective property typical of those made in connection with the sale of any real estate asset. The Company may also be required to indemnify the purchasers of the respective property to the extent that any such representations or disclosure documents turn out to be incorrect, inaccurate or misleading. These arrangements may result in contingent liabilities, which might ultimately have to be funded by the Company.

Risks Related to Property Management Services Provided by the Company. There are inherent risks in the Company providing property management services to the manufactured housing communities on the properties that it owns. The more significant of these risks include: (i) our possible liability for personal injury or property damage suffered by our employees and third parties, including our tenants, that are not fully covered by our insurance; (ii) our possible inability to keep our manufactured housing communities at or near full occupancy; (iii) our possible inability to attract and keep responsible tenants; (iv) our possible inability to expediently remove "bad" tenants from our communities; (v) our possible inability to timely and satisfactorily deal with complaints of our tenants; (vi) our possible inability to locate, hire and retain qualified property management personnel; and (vii) our possible inability to adequately control expenses with respect to our properties.

Risks Associated with the Company's Acquisition Activities. The Company acquires and intends to continue to acquire manufactured housing communities on a select basis. Our acquisition activities and their success are subject to the following risks: (i) we may be unable to acquire a desired property because of competition from other well capitalized real estate investors, including both publicly traded REITs and institutional investment funds; (ii) even if we enter into an acquisition agreement for a property, it is usually subject to customary conditions for closing, including completion of due diligence investigations to our satisfaction, which may not be satisfied; (iii) even if we are able to acquire a desired property, competition from other real estate investors may significantly increase the purchase price; (iv) we may be unable to finance acquisitions on favorable terms; (v) acquired properties may fail to perform as expected; (vi) acquired properties may be located in new markets where we face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and (vii) we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations.

If any of the above were to occur, our business and results of operations could be adversely affected. In addition, we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were to be asserted against us based on ownership of those properties, we might have to pay substantial sums to settle it, which could adversely affect our cash flow.

New Acquisitions May Fail to Perform. The Company intends to continue to acquire manufactured housing communities. However, newly acquired properties may fail to perform as expected and could pose risks for our ongoing operations including the following: (i) integration may prove costly or time-consuming and may divert management's attention from the management of daily operations; (ii) difficulties or an inability to access capital or increases in financing costs; (iii) we may incur costs and expenses associated with any undisclosed or potential liabilities; (iv) unforeseen difficulties may arise in integrating an acquisition into our portfolio; (v) expected synergies may not materialize; and (vi) we may acquire properties in new markets where we face risks associated with lack of market knowledge such as understanding of the local economy, the local governmental and/or local permit procedures.

As a result of the foregoing, we may not accurately estimate or identify all costs necessary to bring an acquired manufactured housing communities up to standards established for our intended market position. As such, we cannot provide assurance that any acquisition that we make will be accretive to us in the near term or at all. Furthermore, if we fail to realize the intended benefits of an acquisition, it may have a negative impact on our operations.

Development and Expansion Activities May Fail to Perform. The Company may periodically consider development and expansion activities, which are subject to risks such as construction costs exceeding original estimates and construction and lease-up delays resulting in increased construction costs and lower than expected revenues. Additionally, there can be no assurance that these properties will operate better as a result of development or expansion activities due to various factors, including lower than anticipated occupancy and rental rates causing a property to be unprofitable or less profitable than originally estimated.

Construction Defects. In the event the Company undertakes any construction activities with respect to a manufactured housing community, such new construction may be subject to construction defect claims that only reveal themselves over time. To the extent that warranties from contractors do not cover any such defects and the Company is not successful recovering damages from such contractors, it is possible that the Company would be responsible to repair any such defects. If the Company is required to pay for the repair of any construction defects, the projected return to the Company from its investment in such community may be reduced, which could adversely affect our financial condition and operations.

Significant Capital Expenditures May Have Adverse Impact on Company's Financial Condition. The Company may, or may be required to, from time to time make significant capital expenditures to maintain or enhance the competitiveness of the Company's manufactured housing communities. There can be no assurances that any such expenditures would result in higher occupancy or higher rental rates.

The Company May be Unable to Sell Properties at Appropriate Times. Real estate investments generally cannot be sold quickly and, therefore, will tend to limit our ability to vary our property portfolio promptly in response to changes in economic or other conditions. The inability to respond promptly to changes in the performance of our property portfolio could adversely affect our financial condition and ability to service our debt and make distributions to our stockholders.

Dependence on Property Manager. The financial performance of a manufactured housing community will be substantially dependent upon a property manager to maximize rental revenues, occupancy rates and customer satisfaction at the property. If the property manager of the manufactured housing community is unable to successfully recruit, train and retain qualified personnel, the cash flows from the property may be reduced, adversely affecting the financial performance of the Company.

Lease Up; Occupancy Rate. Once a manufactured housing community is in lease up, there can be no assurance that the community will be substantially occupied at projected rents. The Projections for the Company assume certain lease-up rates and rent levels, but there can be no assurance that any manufactured housing community will achieve or maintain the occupancy rates and rents within the time periods specified, or at all, as contemplated in the assumptions to such Projections. There can be no assurance that the property manager of any manufactured housing community will be able to lease the units or maintain a specific level of occupancy. In addition, it may be necessary to make substantial concessions in terms of rent incentives to attract new tenants to any community. If these concessions were to become necessary, or in fact were to increase, the financial performance of the Company may be adversely affected. In addition, tenants and lease guarantors, if any, may be unable to make their lease payments. Defaults by a significant number of tenants could, depending on the number of units affected and the ability to successfully find substitute tenants, have a material adverse effect on the financial performance of the Company.

Risk of Losses in Excess of Insurance Coverage and Uninsured Losses. We generally maintain insurance policies related to our business, including casualty, general liability and other policies covering business operations, employees and assets. However, we may be required to bear all losses that are not adequately covered by insurance. In addition, there are certain losses that are not generally insured because it is not economically feasible to insure against them, including losses due to riots or acts of war. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, then we could lose the capital we invested in the properties, as well as the anticipated profits and cash flow from the properties and, in the case of debt that carries recourse to us, we would remain obligated for any mortgage debt or other financial obligations related to the properties. Although we believe that our insurance programs are adequate, no assurance can be given that we will not incur losses in excess of its insurance coverage, or that we will be able to obtain insurance in the future at acceptable levels and reasonable cost.

Costs Associated with Taxes and Regulatory Compliance May Reduce Revenues. We are subject to significant regulation that inhibits our activities and may increase our costs. Local zoning and use laws, environmental statutes and other governmental requirements may restrict expansion, rehabilitation and reconstruction activities. These regulations may prevent us from taking advantage of economic opportunities. Legislation such as the Americans with Disabilities Act of 1990 may require us to modify our properties at a substantial cost and noncompliance could result in the imposition of fines or an award of damages to private litigants. Future legislation may impose additional requirements. We cannot predict what requirements may be enacted or amended or what costs we will incur to comply with such requirements. Costs resulting from changes in real estate laws, income taxes, service or other taxes may adversely affect our funds from operations and our ability to pay or refinance our debt. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect our business and results of operations. In addition, any property or a portion of property owned by the Company could become subject to eminent domain or inverse condemnation action. Such an action could have a material adverse effect on the marketability of the properties owned by the Company and the Company's return on investment.

Americans with Disabilities Act. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations must meet federal requirements related to access and use by disabled persons. We cannot predict the ultimate amount of the cost of compliance with the ADA or other legislation that will be the responsibility the Company. If we incur substantial costs to comply with the ADA and any other similar laws, this would materially and adversely affect our ability to provide any distributions or other return on capital or indebtedness to the Company, which, in turn will adversely affect our business and results of operations.

Risk of Rent Control Legislation. State and local rent control laws in certain jurisdictions may limit our ability to increase rents and to recover increases in operating expenses and the costs of capital improvements. We may purchase additional properties in markets that are either subject to rent control or in which rent-limiting legislation exists or may be enacted.

Risk of Environmental Liabilities. Under various federal, state and local laws, as well as local ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous substances at, on, under or in such property, as well as certain other potential costs relating to hazardous or toxic substances. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous substances. A conveyance of the property, therefore, does not relieve the owner or operator from liability.

As a current or former owner and operator of real estate, we may be required by law to investigate and clean up hazardous substances released at or from the properties we currently own or operate or have in the past owned or operated. We may also be liable to the government or to third parties for property damage, investigation costs and cleanup costs. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs the government incurs in connection with the contamination. Contamination may adversely affect our ability to sell or lease real estate or to borrow using the real estate as collateral. Persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility owned or operated by another person. In addition, certain environmental laws impose liability for the management and disposal of asbestos-containing materials and for the release of such materials into the air. These laws may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials. In connection with the ownership, operation, management, and development of real properties, we may be considered an owner or operator of such properties and, therefore, are potentially liable for removal or remediation costs, and also may be liable for governmental fines and injuries to persons and property. When we arrange for the treatment or disposal of hazardous substances at landfills or other facilities owned by other persons, we may be liable for the removal or remediation costs at such facilities. We are not aware of any environmental liabilities relating to our investment properties that would have a material adverse effect on our business, assets, or results of operations. However, we cannot assure you that environmental liabilities will not arise in the future and that such liabilities will not have a material adverse effect on our business, assets or results of operation.

Many of the manufactured housing communities that we currently operate are on well systems and septic systems. At these locations, we are subject to compliance with monthly, quarterly and yearly testing for contaminants as outlined by each state's Department of Environmental Protection Agencies. Currently, we are not subject to radon or asbestos monitoring requirements.

Additionally, in connection with the management of the properties or upon acquisition or financing of a property, we authorize the preparation of Phase I or similar environmental reports (which involves general inspections without soil sampling or ground water analysis) completed by independent environmental consultants. Based on such environmental reports and our ongoing review of its properties, as of the date of this Form C-AR, we are not aware of any environmental condition with respect to any of our properties that we believe would be reasonably likely to have a material adverse effect on our financial condition or results of operations. These reports, however, cannot reflect conditions arising after the studies were completed, and no assurances can be given that existing environmental studies reveal all environmental liabilities, that any prior owner or operator of a property or neighboring owner or operator did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist with respect to any one property or more than one property.

Potential Losses on Dissolution and Termination of the Company. In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of the assets of the Company will be distributed among the stockholders, but only after the satisfaction of the claims of creditors and subject to the terms of the Governing Documents. The ability of a stockholder to recover all or any portion of such stockholder's investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied. The Company cannot assure that it will recognize gains on such liquidation.

Cybersecurity Risks. The Company collects, maintains, transmits and stores data about our tenants, employees, contractors, suppliers, vendors and others, including credit card information and personally identifiable information, as well as other confidential and proprietary information. We also employ third-party service providers that store, process and transmit certain proprietary, personal and confidential information on our behalf. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of technologies used to protect transaction and personal data or other confidential and sensitive information from being breached or compromised. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to hack our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, ransom-ware, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our sites, networks and systems or that we or our third-party service providers otherwise maintain, including payment card systems and human resources management platforms. We and our service providers may not anticipate, discover or prevent all types of attacks until after they have already been launched, and techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships.

Breaches of our security measures or those of our third-party service providers or cyber security incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of personal information, including tenants' and employees' personally identifiable information, or other confidential or proprietary information of ourselves or third parties; limited or terminated access to certain payment methods or fines or higher transaction fees to use such methods; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment or training of additional personnel and protection technologies, responses to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. If any of these breaches of security occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. In addition, any party who is able to illicitly obtain a tenant's password could access that tenant's personal information. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data security and other laws, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business.

Litigation Risks. The Company may become involved in litigation. Litigation can be costly, and the results of litigation are often difficult to predict. We may not have adequate insurance coverage or contractual protection to cover costs and liability in the event we are sued, and to the extent we resort to litigation to enforce our rights, we may incur significant costs and ultimately be unsuccessful or unable to recover amounts we believe are owed to us. We may have little or no control of the timing of litigation, which presents challenges to our strategic planning.

Securities Law & Other Regulatory Considerations

Securities Act. The offer and sale of the Common Stock will not be registered under the Securities Act of 1933 (as amended from time to time, the "Securities Act") in reliance upon the exemption from registration provided by Section 4(a)(6) thereof and the regulations promulgated with respect to such section. To ensure compliance with the requirements for such exemption, the Common Stock will be offered and sold only to certain investors through the EquiFund crowdfunding platform. Each investor will be required to make certain representations in its Subscription Agreement to enable the Company to determine whether such investor is an Accredited Investor or otherwise eligible to purchase the Common Stock offered hereby. This Form C-AR has not been reviewed by the SEC, nor has the SEC or any state securities commission or regulatory authority approved, passed upon or endorsed the merits of this Offering.

There is no public market for the Common Stock and no such market is expected to develop in the future. The Common Stock may not be sold or transferred (i) except as permitted under the Governing Documents and (ii) unless they are registered under the Securities Act and under any other applicable securities laws or an exemption from such registration thereunder is available.

Each investor will be required to represent that such investor is acquiring the Common Stock for investment and not with a view to distribution or resale, that such investor understands the Common Stock is not freely transferable and, in any event, that such investor must bear the economic risk of their investment for an indefinite period of time because the Common Stock has not been registered under the Securities Act or certain applicable state "Blue Sky" or securities laws, and that the Common Stock cannot be sold unless they are subsequently registered or an exemption from such registration is available. It is not contemplated that registration of the Common Stock under the Securities Act or other securities laws will ever be effected. The holders of the Common Stock have no right to require registration of the Common Stock and the Company is not under any obligation to cause an exemption to be available.

The Company is offering the Common Stock without registration under any securities laws in reliance on an exemption for such transactions by an issuer. While the Company believes reliance on such exemption is justified, there can be no assurance that factors such as the manner in which offers and sales are made, concurrent offerings by other entities, the scope of disclosure provided, the failure to file notices or make other filings, or changes in applicable laws, regulations or interpretations will not cause the Company to fail to qualify for such exemption under U.S. federal or one or more states' securities laws. Failure to so qualify could result in the rescission of sales of Common Stock at prices higher than the then current value of those Common Stock, potentially materially and adversely affecting the Company's performance and business. Further, even non-meritorious claims that offers and sales of the Common Stock were not made in compliance with applicable securities laws could materially and adversely affect the Company's ability to conduct its business.

Limitations on the Transfer of Common Stock. You should be aware of the long-term nature of this investment. There is not now and may not ever be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. Any securities sold pursuant to Regulation CF may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act, (3) as part of an initial public offering (an "IPO") or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law, or brother-in-law of the purchaser, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this Offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investment Company Act. Management believes the nature of the Company will not subject it to the registration requirements of the United States Investment Company Act of 1940, as amended (the "Investment Company Act"). Accordingly, investors will not be afforded any of the protections of the Investment Company Act. There is no assurance that management's belief in this regard will continue to be correct. Neither the Company nor its counsel can assure investors in the Company that, under certain conditions, changing circumstances, or changes in the law, the Company will not become subject to the Investment Company Act or other burdensome regulation.

Advisers Act. The Company will not be registered as an investment adviser under the United States Investment Advisers Act of 1940, as amended (the "Advisers Act") or under state law. Accordingly, investors will not be afforded any of the protections of the Advisers Act or state law applicable to registered investment advisers in relation to the Company.

ERISA. Each investor is urged to consult with its own legal counsel regarding Employee Retirement Income Security Act of 1974, as amended ("ERISA") matters. The Company's securities may be offered to employee benefit plans subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") (an "ERISA Plan"). An ERISA Plan fiduciary should carefully consider whether an investment in the Company by such ERISA Plan would be consistent with his, her or its fiduciary duties.

Certain U.S. Tax Risks. An investment in the Common Stock may entail tax risks. There can be no assurance that the structure of the Company or the Common Stock will be tax efficient for any particular investor or that any particular tax result will be achieved. **Investors should**

consult their tax advisors with respect to the U.S. federal, state, and local tax consequences to them of an investment in the Common Stock based on their particular circumstances.

The Company will be treated as a corporation for U.S. tax purposes. The Company does not currently intend to elect to be treated as a real estate investment trust (a "REIT") for such purposes. Accordingly, the Company will be subject to U.S. federal income tax (at the prevailing corporate tax rate) and state and local income and other applicable taxes in the jurisdictions in which it owns property or is deemed to conduct business. As more fully described below, any change in the applicable rates or other tax laws relevant to the Company's real estate business or method of operation may adversely affect the Company in future periods.

Conflicts of Interest

The Company, the Company's officers and directors, any property manager of one of the Company's manufactured housing communities, and their affiliates may act, and are acting, as officers, directors, principals, managers or the equivalent of other companies and entities and as the property manager of other properties. The Company, the Company's officers and directors, any property manager of one of the Company's manufactured housing communities and their affiliates may form and manage additional companies or other business entities. The Company, the Company's officers and directors, any property manager of one of the Company's manufactured housing communities and their affiliates have existing responsibilities and, in the future, may have additional responsibilities to provide management and services to a number of other companies and entities. As a result, conflicts of interest between the Company's investors and the other activities of the Company, the Company's officers and directors, any property manager of one of the Company's manufactured housing communities and their affiliates may occur from time to time. The principal areas in which conflicts may be anticipated to occur are as described below. By investing in the Company, each investor will be deemed to have acknowledged and approved the existence of, and to have waived any claim with respect to, such conflicts.

Receipt of Compensation by the Company, its Affiliates and their Personnel. The payments to the Company and its affiliates set forth under "Compensation of the Company and its Affiliates" have not been determined by arm's-length negotiations. Many of the fees and other payments due to the Company and its affiliates, including any Guarantee Fee and Property Management Fees, are payable regardless of the ultimate success of a manufactured housing community in which the Company invests. This conflict of interest provides an incentive for the Company to invest in a manufactured housing community that will generate these fees and other payments to the Company and its affiliates, and to not invest in other manufactured housing communities ("Independent Properties") that would not also generate such fees and other payments. This incentive could also cause the Company to invest in a manufactured housing community that is riskier and/or that has the potential to have lower returns than an Independent Property. In addition, these fees and other payments will reduce the amounts that may otherwise be available for distributions to the Company's stockholders. INVESTORS ARE STRONGLY URGED TO ASK THE COMPANY ABOUT THESE CONFLICTS OF INTEREST, AND HOW THE COMPANY, ITS AFFILIATES AND PERSONNEL ARE COMPENSATED TO FULLY APPRECIATE THIS CONFLICT OF INTEREST AND ANY OTHERS WHICH MAY EXISTS

WHERE THE COMPANY MAY ENGAGE IN A TRANSACTION OR ACTIVITY WHEN ITS INTEREST IS AVERSE TO YOUR INTEREST. See "OTHER COMPENSATION OF THE COMPANY AND ITS AFFILIATES".

Other Activities. The Company's officers, directors and their affiliates are subject to various potential conflicts of interest arising out of their relationship to the Company. The Company's officers, directors and their affiliates are not required to manage the Company as their sole and exclusive function, and will devote such time as is necessary to conduct the business affairs of the Company in an appropriate manner. The Company's officers, directors and their affiliates will work on other projects. Conflicts may arise in the allocation of management resources as a result of such other activities. The Company's officers, directors and their affiliates are permitted to, and currently do, engage in or pursue, directly or indirectly, any interest in other business ventures of any or every kind, nature or description, independently or with others.

Legal Representation. Counsel to the Company serves as counsel to the Company and certain of its affiliates in connection with the Offering, as well as certain other matters for which the Company may engage counsel to the Company from time to time. Counsel to the Company has not represented and will not represent any investors in the Offering nor does it purport to represent their interests. No independent counsel has been retained to represent the investors in the Offering. Investors are encouraged to consult with their own respective legal counsel.

Diverse Stockholder Group. The stockholders may have conflicting investment, tax, and other interests with respect to their investment in the Company. As a consequence, conflicts of interest may arise in connection with decisions made by the directors and officers that may be more beneficial for one stockholder than for another stockholder, especially with respect to stockholders' individual tax situations. Company management will consider the investment and tax objectives of the Company and its stockholders as a whole, and not the investment, tax or other objectives of any stockholder individually.

Compensation of the Company and its Affiliates

The following is a description of compensation that may be received by the Company and its affiliates related to investments by the Company in manufactured housing communities. To the extent these compensation arrangements are established by the Company and/or its affiliates, such arrangements are not the result of arm's-length negotiations.

INVESTORS ARE STRONGLY URGED TO ASK THE COMPANY ABOUT THE CONFLICTS OF INTEREST PRESENTED BY THESE ARRANGEMENTS AND THE IMPACT IT MAY HAVE ON THE COMPANY'S SELECTION OF INVESTMENT PROPERTIES BY THE COMPANY, TO FULLY APPRECIATE THIS CONFLICT OF INTEREST AND ANY OTHERS WHICH MAY EXIST WHERE THE COMPANY MAY ENGAGE IN A TRANSACTION OR ACTIVITY WHEN ITS INTEREST IS AVERSE TO YOUR INTEREST.

Investment in Company for Organizational Costs and Purchases of First Properties. Our initial common shareholder, Fundamental Global Holdings LLC ("FG Holdings"), which is an affiliate of the Company, invested in the Company to fund organizational costs and the purchase of the first investments in manufactured housing communities. FG Holdings purchased shares in the Company at what was determined to be the fair market value of the Company at the time. FG Holdings or one of its affiliates may be, and currently is, reimbursed for additional investments made on behalf of, or for services provided to, the Company.

Guarantee Fees. With respect to the Company's investments in manufactured housing communities, the terms of the investment in the property may include proceeds of the investment being paid to certain principals or affiliates of the Company. This payment is in consideration for such principal or affiliate providing a payment guarantee of the loan incurred by the Company or its affiliate to purchase the property. The loans in these deals will likely also require standard non-recourse exceptions for intentional breaches and bad acts under the loan documents. Guarantee fees are approximately 6-7% of the loan amount.

Development Fees. Development Fees are not presently contemplated but may be considered in the future. Development Fees, if taken, would be at market rates. It is impossible to estimate the amount of Development Fees at this time. If charged in the future, development fees will vary from project to project and the terms of such investment.

Property Management Fees. The Company (or an entity that is its wholly owned subsidiary) does not currently, but may in the future, receive an annual property management fee with respect to its investments in manufactured housing communities, and /or communities owned by unrelated third parties as compensation for providing ongoing property management services. This annual property management fee, if taken, would be at market rates. Currently, property management fees are 0% of the gross revenues of the property.

Material Transactions. As of the date hereof, the following individuals have engaged in transactions in which they each have a material interest and in which the transaction value exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on Reg CF: (a) D. Kyle Cerminara (Chairman, President, and Co-Founder) has made loan guarantees of the Company's debt in the aggregate amount of approximately $25 Million; (b) Michael Anise (CEO and Co-Founder) has made loan guarantees of the Company's debt in the aggregate amount of approximately $50 Million, and has contributed properties to the Company in the aggregate amount of approximately $1.0 Million; and (c) FG Holdings has purchased shares of the Company's Common Stock and Preferred Stock in the aggregate amount of approximately $1.1 Million, has been reimbursed by the Company for services provided to the Company in the amount of approximately $1.8 Million per year.

THESE ESTIMATES HAVE NOT BEEN INDEPENDENTLY VERIFIED OR AUDITED. NO GUARANTEE, REPRESENTATION OR WARRANTY CAN BE GIVEN THAT THE ESTIMATES PROVIDED ABOVE WILL PROVE TO BE ACCURATE. THESE AMOUNTS WILL VARY FROM INVESTMENT TO INVESTMENT BASED ON A VARIETY OF FACTORS AND RISKS, INCLUDING THE SIZE OF THE INVESTMENT BY THE COMPANY, CREDIT POSITION OF THE COMPANY AND/OR ITS AFFILIATES, THE NEEDS OR DEMANDS OF THE PROPERTY AND THE OVERALL MARKET AND ECONOMY. COMPENSATION DEPENDS GREATLY ON DEAL-SPECIFIC FACTS AND

FUTURE EVENTS, AND THUS ACTUAL COMPENSATION COULD VARY MATERIALLY FROM THE ESTIMATES PROVIDED ABOVE. COMPENSATION PAID TO THE COMPANY OR ITS AFFILIATES MAY AFFECT AN INVESTMENT'S CASH FLOWS BY INCREASING ITS CAPITAL EXPENDITURES WHICH COULD MATERIALLY AND ADVERSELY AFFECT THE PERFORMANCE OF THE COMPANY'S INVESTMENT IN SUCH PROPERTY AND THEREFORE ADVERSELY IMPACT THE COMPANY'S FINANCIAL PERFORMANCE AND LIQUIDITY. YOU AND YOUR ADVISORS SHOULD CONDUCT A CAREFUL, INDEPENDENT INVESTIGATION OF THE COMPANY AND ACTIVITIES OF THE COMPANY AND ITS AFFILIATES RELATED TO THE MANUFACTURED HOUSING COMMUNITY INDUSTRY AND POTENTIAL PROPERTIES TO DETERMINE TO YOUR SATISFACTION THE SUITABILITY OF AN INVESTMENT IN THE COMPANY FOR YOUR NEEDS.

THE INFORMATION CONTAINED IN THIS FORM C-AR AND THE DISCLOSURE MATERIALS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, TO AVOID PENALTIES AND IS WRITTEN TO SUPPORT THE MARKETING OF THE SECURITIES. YOU SHOULD SEEK ADVICE REGARDING THE TAX IMPLICATIONS OF AN INVESTMENT IN THE SECURITIES FROM AN INDEPENDENT ADVISOR.

Capital Structure:

As of the date of this Form C-AR, the Company has authorized capital stock of Two Hundred Million (200,000,000) shares, which consists of One Hundred Million (100,000,000) shares that are designated as Common Stock, par value $0.001 per share (the "Common Stock"), of which Five Million (5,000,000) shares are further designated as Class B Common Stock (the "Class B Common Stock"), and One Hundred Million (100,000,000) shares that are designated as Preferred Stock, par value $0.001 per share (the "Preferred Stock"). Further, two shares of the Company's Preferred Stock have been designated as Founders Series Preferred Stock (the "Founders Preferred Stock"), and One Million (1,000,000) shares of the Company's Preferred Stock have been designated as Series A Cumulative Preferred Stock (the "Series A Preferred Stock").

As of December 31, 2025, a total of approximately 15.9 Million shares of our Common Stock are issued and outstanding, of which approximately 1.1 Million shares are Restricted Stock Units issued to management; one share of our Founders Preferred Stock is issued and outstanding; and approximately 1.3 million shares of our Series A Preferred Stock are issued and outstanding. In addition, approximately 3.7 million warrants to purchase shares of our Common Stock are outstanding with an exercise price of $3.00 per share; approximately 0.2 million warrants to purchase shares of our Common Stock are outstanding with an exercise price of $6.00 per share; approximately 7.7 million warrants to purchase shares of our Common Stock are outstanding with an exercise price of $17.00 per share; and approximately 0.4 million warrants to purchase shares of our Common Stock are outstanding with an exercise price of $20.00 per share. With respect to the voting power of the Company's securities, FG Holdings holds one share of the Founders Preferred Stock and approximately 7.8 Million shares of Common Stock. The shares held by FG

Holdings represent the largest percentage of the Company's voting securities, and no other shareholder owns more than 20% of the voting power of any class of the Company's securities. For additional information regarding the terms of our classes of capital stock, including voting rights and other provisions, see the Governing Documents attached hereto as Exhibit A.

From the Company's inception in July 2022 through the date of this Form C-AR, the Company has issued $5,000 of Founders Preferred Stock and approximately $8 Million of Common Stock in reliance on Section 4(a)(2) of the Securities Act. In addition, from December 2022 through December 2025, the Company has issued approximately $133 Million of Series A Preferred Stock in reliance on Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The Company used the proceeds from these offerings for the acquisition and development of manufactured housing communities and for other general and working capital purposes, including to fund capital improvements at properties and to pay the costs of issuance. The Company intends to continue issuing securities under these exemptions.

The Company finances a portion of its property acquisitions with debt. The Company's outstanding debt carries interest rates ranging from approximately 4.5% to 8.0%, with maturities varying from 2028 to 2051. Additional information regarding the Company's debt obligations is included in the unaudited financial statements attached hereto as Exhibit B.

[*Balance of Page Intentionally Left Blank*]

EXHIBIT A

Amended and Restated Articles of Incorporation
and
Bylaws

STATE OF NEVADA



**OFFICE OF THE
SECRETARY OF STATE**

FRANCISCO V. AGUILAR
Secretary of State

DEPUTY BAKKEDAHL
Deputy Secretary for
Commercial Recordings

Commercial Recordings & Notary Division
401 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Arthur Piervincenti
631-300 Brawley School Rd Box 225
MOORESVILLE, NC 28117, USA

Work Order #: W2024022900216
February 29, 2024
Receipt Version: 1

Special Handling Instructions:

Submitter ID: 692310

Charges

Description	Fee Description	Filing Number	Filing Date/Time	Filing Status	Qty	Price	Amount
Amendment After Issuance of Stock	Fees	20243863453	2/29/2024 7:12:30 AM	InternalReview	1	$175.00	$175.00
Total							$175.00

Payments

Type	Description	Payment Status	Amount
Credit Card	7092195378086142104015	Success	$175.00
Credit Card	Service Fee	Success	$4.38
Total			$179.38

Credit Balance: $0.00

Arthur Piervincenti
631-300 Brawley School Rd Box 225
MOORESVILLE, NC 28117, USA



STATE OF NEVADA

FRANCISCO V. AGUILAR
Secretary of State

DEPUTY BAKKEDAHL
Deputy Secretary for
Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
401 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

02/29/2024

Work Order Item Number:	W2024022900216 - 3497934
Filing Number:	20243863453
Filing Type:	Amendment After Issuance of Stock
Filing Date/Time:	02/29/2024 07:12:30 AM
Filing Page(s):	13

Indexed Entity Information:

Entity ID: E24515702022-7 **Entity Name:** FG Communities, Inc.

Entity Status: Active **Expiration Date:** None

Commercial Registered Agent
CORPORATION SERVICE COMPANY*
112 NORTH CURRY STREET, Carson City, NV 89703, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

FRANCISCO V. AGUILAR
Secretary of State



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov



Filed in the Office of	Business Number **E24515702022-7**
FVAguilar	Filing Number **20243863453**
Secretary of State State Of Nevada	Filed On **02/29/2024 07:12:30 AM**
	Number of Pages **13**

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information	Name of entity as on file with the Nevada Secretary of State : **FG Communities, Inc.** Entity or Nevada Business Identification Number (NVID) : **NV20222505968**

2. Restated or Amended and Restated Articles
 (Select one):
 	
 (If amending and restating only, complete section 1, 2 and 6.)
	☐ Certificate to Accompany Restated Articles or Amended and Restated Articles
	     ☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: ⬜
	     The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.
	     ☐ Amended and Restated Articles
	 * Restated or Amended and Restated Articles must be included with this filing type.

3. Type of amendment filing being completed:
 (Select only one box):
 	
 (If amending, complete section 1,3,5 and 6.)
	☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)
	     The undersigned declare that they constitute at least two-thirds of the following:
	     (Check only one box) ☐ incorporators ☐ board of directors
	     The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued
	
	 ☑ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
	     The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: **8,147,823**
	     Or ☐ No action by stockholders are required
	
	 ☐ Officer"s Statement (foreign qualified entities only) -
	     Name in home state, if using a modified name in Nevada:
	     ⬜
	     Jurisdiction of formation: ⬜
	     Changes to takes the following effect:
	     ☐ The entity name has been amended. ☐ Dissolution
	     ☐ The purpose of the entity has been amended. ☐ Merger
	     ☐ The authorized shares have been amended. ☐ Conversion
	     ☐ Other: (specify changes)
	     ⬜
	
	 * Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov



Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective date and Time: (Optional)	Date: **02/29/2024**　　　　Time: _____ (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: ☐ The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☐ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☑ Articles have been added. ☐ Articles have been deleted ☐ Other. The articles have been amended as follows: (provide article numbers, if available)

Articles Added: Article 5.03.1 a-b provides for 5 million shares of Class B Common Stock.

ShareName	ShareType	SharesQuantity	SharesValue	ShareTypeName

(attach additional page(s) if necessary)

6. Signature: (Required)	**X**　**Kyle Cerminara** _____　　　**Officer**_____ 　　　Signature of Officer, Incorporator or Authorized Signer　　　Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
              www.nvsilverflume.gov



Filed in the Office of	Business Number E24515702022-7
(signature)	Filing Number 20243863453
Secretary of State State Of Nevada	Filed On 02/29/2024 07:12:30 AM
	Number of Pages 13

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF FG COMMUNITIES, INC.

The undersigned, D. Kyle Cerminara, hereby certifies that:

1. He is the duly elected and acting President, of FG Communities, Inc., a Nevada corporation.

2. The Articles of Incorporation of this Corporation were originally filed with the Secretary of State of Nevada on July 8, 2022.

3. The Articles of Incorporation of this Corporation shall be amended and restated to read in full as follows:

ARTICLE I NAME

The name of this corporation is FG Communities, Inc. (the "Corporation").

ARTICLE II REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Nevada is 112 North Curry Street, Carson City NV 89703. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III DURATION

The Corporation shall have perpetual existence until lawfully dissolved or merged or consolidated into another corporation or entity.

ARTICLE IV PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Chapter 78 of the Nevada Revised Statutes.

ARTICLE V CAPITAL STOCK

Section 5.01. Authorized Shares. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that the Corporation is authorized to issue is two hundred million (200,000,000) shares, each with a par value of $0.001 per share. one hundred million (100,000,000) shares shall be Common Stock and one hundred million (100,000,000) shares shall be Preferred Stock, of which the initial series shall be designated as "Founders Series Preferred Stock" and shall consist of two (2) shares having the voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and

1

such qualifications, limitations or restrictions set forth in Section 5.04 below. Subject to Section 5.04(g)(iii), the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation (as defined below).

Section 5.02. Voting. For each matter properly submitted to the stockholders of the Corporation for their vote, the holders of Common Stock shall be entitled to one vote for each share held, and the holders of Class B Common Stock shall be entitled to one hundred votes for each share held as of the record date for determining stockholders entitled to vote on such matter (and shall not be entitled to cumulative voting rights); provided, however, that, except as otherwise required by law, holders of Common Stock and Class B Common Stock, shall not be entitled to vote (1) for the election of the Board of Directors of the Corporation (the "Board"), which shall be vested solely in the Founders Series Preferred Stock pursuant to Section 5.04 below and (2) on any amendment to these Amended and Restated Articles of Incorporation, as amended from time to time including by any certificate of designation relating to Preferred Stock (the "Articles") that relates to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled to vote thereon, either separately or together as a class with the holders of one or more other series of Preferred Stock, as required by law or pursuant to the Articles.

Section 5.03. Preferred Stock. Subject to the rights of the Founders Series Preferred Stock described below, the Board is expressly granted authority to issue shares of Preferred Stock, in one or more series not exceeding in the aggregate the number of Preferred Shares authorized by the Articles and to fix for each such series (other than the Founders Series Preferred Stock) such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as may be permitted by the Nevada Revised Statutes and as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issue of such series including, but not by way of limitation, any redemption and liquidation preferences, the rate of dividends payable and the time for and the priority of payment thereof and whether such dividends shall be cumulative or not and to provide for and fix the terms of conversion of such Preferred Stock (for each such series, a "Preferred Stock Designation"). The Corporation shall file a certificate of designation with the Nevada Secretary of State setting forth such resolutions and the Preferred Stock Designation with respect to any future series of Preferred Stock authorized by the Board and the Founders Series Preferred Stock in accordance with Section 78.1955 of the Nevada Revised Statutes prior to the issuance of any shares of such series. The shares of each series of the Preferred Stock may vary from the shares of any other series of Preferred Stock in any respect. The Board may increase the number of shares of the Preferred Stock designated for any existing series by a resolution adding to such series authorized and unissued shares of the Preferred Stock not designated for any existing series of the Preferred Stock and the shares so subtracted shall become authorized, unissued and undesignated shares of the Preferred Stock.

Section 5.03.1 Class B Common Stock. Subject to the rights of the Founders Series Preferred Stock described below, the Board is expressly granted authority to issue shares of Common Stock, in one or more series not exceeding in the aggregate the number of Common Shares authorized by the Articles and to fix for each such series (other than the Founders Series Preferred Stock) such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as may be permitted by the Nevada Revised Statutes and as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issue of such series including, but not by way of limitation, any redemption and liquidation preferences, the rate of dividends payable and the time for and the priority of payment thereof and whether such dividends shall be cumulative or not and to provide for and fix the terms of conversion of such Common Stock (for each such series, a "Common Stock Designation"), if applicable. The Class B Common Stock shall be designated as such (the "Class B Common Stock") and the number of shares so designated shall be up to 5 million. Holders of the Class B Common Stock shall be entitled to vote 100 votes per share of Class B Common Stock.

(a)   Ranking. As to the payment of dividends and the distribution of assets of the Corporation upon its liquidation, dissolution or winding up, the Class B Common Stock shall rank as follows: (i) *pari passu* with the Common Stock (ii) junior to any other class or series of capital stock hereafter authorized that is specifically designated as senior to the Common Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation.

(b)   Voting Rights. The holder(s) of the Class B Common Stock shall be entitled to One Hundred (100) votes per share of Class B Common Stock.

Section 5.04. Founders Series Preferred Stock. Set forth below in this Section 5.04 are the voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions of the Founders Series Preferred Stock:

(a)   Ranking. As to the payment of dividends and the distribution of assets of the Corporation upon its liquidation, dissolution or winding up, the Founders Series Preferred Stock shall rank as follows: (i) senior to the Common Stock and any other class or series of capital stock hereafter authorized that is specifically designated as junior to the Founders Series Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation (the "Junior Securities"); (ii) *pari passu* with any class or series of capital stock of the Corporation expressly designated as ranking on parity with the Founders Series Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation (the "Parity Securities") and (iii) junior to any other class or series of capital stock hereafter authorized that is specifically designated as senior to the Founders Series Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation (the "Senior Securities").

(b)   Dividends. Holders of Founders Series Preferred Stock shall be entitled to receive, when and as authorized by the Board, out of funds legally available for payment of dividends, cumulative preferential cash dividends at the rate of 8% of the amount paid for each share of Founders Series Preferred Stock held by them (the "Founders Series Issue Price"). Such dividends shall accrue and cumulate from, and including, the date of original issuance of the shares and shall be payable quarterly in arrears on the 15th day of January, April, July and October of each year with respect to the calendar quarter most recently ended or, if not a business day, the next succeeding business day (each a "Dividend Payment Date"). Any dividend payable on the Founders Series Preferred Stock for any partial dividend period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months.

(c)   Liquidation Preference. In the event of any (i) sale, conveyance, exchange or other disposition of all or substantially all of the assets of the Corporation, (ii) acquisition of the Corporation by means of a consolidation, stock exchange, stock sale, merger or other form of corporate reorganization with any other entity in which the Corporation's stockholders prior to any such transaction own less than a majority of the voting securities of the surviving entity (a "Change-in-Control Transaction"), or (iii) winding up or dissolution of the Corporation, whether voluntary or involuntary (each such event described in clause (i), (ii) and (iii), a "Liquidation Event"), each holder of Founders Series Preferred Stock then outstanding shall be entitled to receive out of the assets of the Corporation legally available for distribution to stockholders (after payment or provision for payment of all debts and other liabilities of the Corporation) the sum of (A) an amount equal to the Founders Series Issue Price per share *plus* (B) an amount equal to any accrued and unpaid dividends (whether or not declared) to the date of payment, before any distribution of assets is made to holders of Common Stock or any Junior Securities. If, upon any such voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation are insufficient to make full payment to holders of the Founders Series Preferred Stock and any Parity Securities, then the holders of the Founders Series Preferred Stock and all such other Parity Securities shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(d)   Conversion. The Founders Series Preferred Stock is not convertible into or exchangeable for any property or other securities of the Corporation.

(e)   Redemption. The Founders Series Preferred Stock is not redeemable.

(f)   Voting Rights. The holder(s) of the Founders Series Preferred Stock shall be entitled to elect all of the directors to the Board, but shall not be entitled to vote on any other matter on account of their Founders Series Preferred Stock except as expressly provided below under Section 5.04(g). If two shares of Founders Series Preferred Stock are outstanding, the holder of each share of Founders Series Preferred Stock shall be entitled to elect an equal number of directors to the Board. If the Nevada Revised Statutes or the Articles require the vote of the holders of Founders Series Preferred Stock, voting as a separate class, to authorize an action of the Corporation, then the affirmative vote of a majority of the then issued and outstanding shares of Founders Series Preferred Stock shall constitute the approval of such action by the class, unless the Nevada Revised Statutes or the Articles require a different threshold, in which case such different threshold shall apply.

(g)   Founders Series Protective Provisions. At any time when any shares of Founders Series Preferred Stock are outstanding, neither the Board nor the Corporation shall, either directly or indirectly by amendment, merger, consolidation or otherwise, take (or cause or permit to be taken) any of the actions set forth in clauses (i) through (xv) below without the written consent or affirmative vote of all of the holders of the Founders Series Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) as a separate class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

(i)   adopt, amend, modify, supplement or restate the Articles or the Bylaws of the Corporation (as amended from time to time, the "Bylaws") as then in effect;

(ii)   issue additional shares of any class or series of capital stock, including Founders Series Preferred Stock, or fix the voting powers, full or limited, and designations, preferences and relative, participating, optional or other special rights and other qualifications, limitations or restrictions of any series of Preferred Stock in any Preferred Stock Designation;

(iii)   increase or decrease the authorized number of shares of any class or series of capital stock, including the Founders Series Preferred Stock;

(iv)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement or in accordance with the terms of any Preferred Stock Designation of any series of Preferred Stock approved by the holders of the Founders Series Preferred Stock in accordance with clause (ii) above);

(v)　declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock (other than in accordance with the terms of any Preferred Stock Designation of any series of Preferred Stock approved by the holders of the Founders Series Preferred Stock in accordance with clause (ii) above);

(vi)　increase or decrease the number of directors of the Corporation;

(vii)　hire, terminate, change the compensation of, or amend the employment agreements of any executive officers of the Corporation;

(viii)　create, or authorize the creation of, or issue, or authorize the issuance of any debt security, if the aggregate indebtedness for borrowed money of the Corporation following such action would exceed $10,000, or guarantee any indebtedness except for trade accounts payable arising in the ordinary course of business;

(ix)　make, or permit any subsidiary to make, any loan or advance outside of the ordinary course of business to any employee or director;

(x)　create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation or permit any direct or indirect subsidiary to sell, lease, or otherwise dispose of all or substantially all of the assets of any subsidiary;

(xi)　change the principal business, enter new lines of business, or exit the current line of business, in each case of the Corporation;

(xii)　enter into any agreement involving the payment, contribution, or assignment by or to the Corporation of money or assets greater than $10,000;

(xiii)　enter into or be a party to any transaction outside of the ordinary course of business with any directors, officers, or employees of the Corporation or any "associate" (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such person;

(xiv)　acquire, by merger, stock purchase, asset purchase or otherwise, any material assets or securities of any other corporation, partnership or other entity; or

(xv)　liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Change of Control Transaction, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 5.04(g).

Section 5.05.　Consideration for Shares. Shares of Common Stock and Preferred Stock shall be issued for such consideration as shall be fixed from time to time by the Board. In the absence of fraud, the judgment of the Board as to the value of any property or services received in full or partial payment for shares of Common Stock or Preferred Stock shall be conclusive. When shares of Common Stock or Preferred Stock are issued upon payment of the consideration fixed by the Board, such shares shall be taken to be fully paid and non-assessable stock.

Section 5.06.　Stock Rights and Options. The Corporation shall have the power to create and issue rights, warrants or options entitling the holders thereof to purchase from the Corporation any shares of its capital stock of any class or classes, upon such terms and conditions and at such time and prices as the

Board or a committee thereof may approve, which terms and conditions shall be incorporated in an instrument or instruments evidencing such rights, warrants or options. In the absence of fraud, the judgment of the Board or a committee thereof as to the adequacy of consideration for the issuance of such rights, warrants or options and the sufficiency thereof shall be conclusive.

Section 5.07. <u>No Preemptive Rights</u>. Except as may otherwise be provided by the Board, no holder of any shares of the stock of the Corporation, shall have any preemptive right to purchase, subscribe for, or otherwise acquire any shares of stock of the Corporation of any class now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase, or otherwise acquire such shares.

Section 5.08. <u>Non-Assessability of Shares</u>. The shares of Common Stock and Preferred Stock of the Corporation, after the amount of the subscription price has been paid, in money, property or services, as the Board shall determine, shall not be subject to assessment to pay the debts of the Corporation, nor for any other purpose, and no shares of Common Stock or Preferred Stock issued as fully paid shall ever be assessable or assessed, and this Section 5.08 shall not be amended.

ARTICLE VI
BOARD OF DIRECTORS

The members of the governing board of the Corporation are styled as directors. The Board shall be elected in such manner as shall be provided in the Bylaws. Subject to the rights of the holders of shares of any series of Preferred Stock then outstanding (including the Founders Series Preferred Stock), the number of directors of the Corporation shall be as determined from time to time pursuant to the provisions of the Bylaws, except that at no time shall there be less than one director. The current Board consists of one director.

ARTICLE VII
INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

The Corporation shall indemnify and hold harmless every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, to the fullest extent permitted by law against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such director or officer is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right which such directors, officers may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any provision of the Bylaws, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this Article VII. Furthermore, the Corporation shall have the authority to indemnify to the fullest extent permitted by law any other employee or agent of the Corporation made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as an employee or agent of another corporation or enterprise.

Without limiting the application of the foregoing, subject to Section 5.04(g)(i), the Board may adopt Bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

Any repeal or modification of this Article VII shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification. The indemnification provided in this Article shall continue as to a person who has ceased to be a director or officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

ARTICLE VIII
LIMITATION OF LIABILITY

No director or officer shall be personally liable to the Corporation, any of its stockholders or its creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that, (a) the director's or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer; and (b) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law, except to the extent such exemption from liability or limitation thereof is not permitted under the Nevada Revised Statutes as the same exists or may hereafter be amended or other applicable law. If the Nevada Revised Statutes is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the Nevada Revised Statutes, as so amended. Any repeal or modification of this Article VIII shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

ARTICLE IX
BYLAWS

In furtherance and not in limitation of the powers conferred upon it by law, subject to Section 5.04(g)(i), the Board shall have the power to adopt, amend, alter or repeal the Bylaws with the affirmative vote of a majority of the Board. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation (including the Founders Series Preferred Stock) required by law or by the Articles, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws.

ARTICLE X
AMENDMENTS

Subject at all times to the express provisions of Section 5.08 which cannot be amended and subject to Section 5.04(g)(i), this Corporation reserves the right to amend, alter, change, or repeal any provision contained in the Articles, in the manner now or hereafter prescribed by law, and, except as set forth in Article VII and VIII all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

ARTICLE XI
TRANSACTIONS WITH STOCKHOLDERS, DIRECTORS AND OFFICERS

Section 11.01. Control Share Acquisition Exemption. The Corporation expressly opts out of, or elects not to be governed by the "Acquisition of Controlling Interest" provisions contained in Nevada Revised Statutes Sections 78.378 through 78.3793, inclusive, all as permitted under Nevada Revised Statutes Section 378(1).

Section 11.02. Combinations With Interested Stockholders. The Corporation expressly opts out of, and elects not to be governed by the "Combinations with Interested Stockholders" provisions contained in Nevada Revised Statutes Sections 78.411 through Section 78.444, inclusive, all as permitted under Nevada Revised Statutes Section 434.

Section 11.03. Contracts Involving Directors or Interested Parties. In the absence of fraud, no contract or other transaction of the Corporation shall be affected by the fact that any of the directors of the Corporation are in any way interested in, or connected with, any other party to such contract or transaction, or are themselves, parties to such contract or transaction, provided that this interest in any such contract or transaction of any such director shall at any time be fully disclosed or otherwise known to the Board; and each and every person who may become a director of the Corporation is hereby relieved of any liability that might otherwise exist from contracting with the Corporation for the benefit of himself or any firm, association or corporation in which he may be in any way interested.

ARTICLE XII
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "Excluded Opportunity" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (each person described in clause (i) or (ii), a "Covered Person"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

[*Signature Page Follows*]

The foregoing Amended and Restated Articles of Incorporation have been duly adopted and approved by the Board of Directors of the Corporation and by the holders of a majority of its outstanding Common Stock in accordance with the applicable provisions of Chapter 78 of the Nevada Revised Statutes and the Corporation's Articles of Incorporation.

Executed this__28th__ day of __February__, 2024.

_/s/ D. Kyle Cerminara_____
D. Kyle Cerminara
President

* * * * *

BYLAWS

OF

FG COMMUNITIES, INC.

* * * * *

TABLE OF CONTENTS

Bylaws
of
FG COMMUNITIES, INC.

FG COMMUNITIES, INC.

ARTICLE I
NAME AND OFFICES

1.1　**Name**.　The name of the Corporation is FG communities, Inc., hereinafter referred to as the "Corporation."

1.2　**Registered Office and Resident Agent**.　The Corporation shall establish, designate and continuously maintain a registered office and resident agent in the State of Nevada, subject to the following provisions:

　　　　(a)　**Registered Office**.　The Corporation shall establish and continuously maintain in the State of Nevada a registered office which may be, but need not be, the same as its principal place of business.

　　　　(b)　**Resident Agent**.　The Corporation shall designate and continuously maintain in the State of Nevada a resident agent, which agent may be either an individual resident of the State of Nevada whose business office is identical with such principal office, or any bank or banking corporation, or other corporation, located and doing business in the State of Nevada, having a business office identical with such principal office.

　　　　(c)　**Change of Registered Office or Resident Agent**.　The Corporation may change its registered office or change its resident agent, or both, upon the filing in the Office of the Secretary of State of Nevada of a certificate setting forth the facts required by law, and executed for the Corporation by its President and Secretary.

1.3　**Other Offices**.　The Corporation may also have offices at such other places within and without the State of Nevada as the Board of Directors may, from time to time, determine the business of the Corporation may require.

ARTICLE II
STOCKHOLDERS

2.1　**Place of Meetings**.　Each meeting of the stockholders of the Corporation is to be held at the principal offices of the Corporation or at such other place, either within or without the State of Nevada, as may be specified in the notice of the meeting or in a duly executed waiver of notice thereof.

2.2　**Annual Meetings**.　Should the Directors seek to hold an annual meeting　the meeting shall be held within 365 days after the close of the fiscal year of the Corporation on a day during such period to be selected by the Board of Directors; provided, however, that the failure to hold the annual meeting within the designated period of time or on the designated date shall not work a forfeiture or dissolution of the Corporation nor shall an annual meeting be required

2.3 **Special Meetings**. Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman of the Board, the President or the Secretary of the Corporation, in each case subject to the written consent or affirmative vote of the holders of a majority of the Founders Series Preferred Stock.

2.4 **Notice**. Written or printed notice of the meeting stating the place, day and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered in the manner set forth in Section 4.1 hereof not less than ten nor more than 60 days before the date of the meeting, by or at the direction of the of the person calling the meeting pursuant to Section 2.3 above, to each stockholder of record entitled to vote at such meeting as determined in accordance with the provisions of Section 2.10 hereof.

2.5 **Voting List**. The officer or agent having charge and custody of the stock transfer books of the Corporation, shall prepare, at least ten days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order and containing the address and number of voting shares held by each, which list shall be kept on file at the registered office of the Corporation for a period of not less than ten days prior to such meeting and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the entire time of the meeting. The original share ledger or transfer book, or a duplicate thereof, shall be prima facie evidence as to identity of the stockholders entitled to examine such list or share ledger or transfer book and to vote at any such meeting of the stockholders.

2.6 **Quorum**. The holders of the Founders Series Preferred Stock represented in person or by proxy, shall be requisite and shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation of the Corporation (hereinafter the "Articles of Incorporation") or by these Bylaws. If, however, such quorum shall not be present or represented at any such meeting of the stockholders, the stockholders entitled to vote thereat, present in person, or represented by proxy, shall have the power to adjourn the meeting, from time to time, without notice other than announcement at the meeting; until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

2.7 **Requisite Vote**. If a quorum is present at any meeting, the vote of the holders of a majority of the shares of capital stock having voting power, present in person or represented by proxy, shall determine any question brought before such meeting, unless the question is one upon which, by express provision of the Articles of Incorporation or of these Bylaws (including the protective provisions of the Founders Series Preferred Stock), a different vote shall be required, in which case such express provision shall govern and control the determination of such question.

2.8 **Withdrawal of Quorum**. If a quorum is present at the time of commencement of any meeting, the stockholders present at such duly convened meeting may continue to transact any business which may properly come before said meeting until adjournment thereof, notwithstanding the withdrawal from such meeting of sufficient holders of the shares of capital stock entitled to vote thereat to leave less than a quorum remaining.

2.9 **Voting at Meeting**. Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, voting at meetings of stockholders shall be conducted and exercised subject to the following procedures and regulations:

(a) **Voting Power**. In the exercise of voting power with respect to each matter properly submitted to a vote at any meeting of stockholders, each stockholder of the capital stock of the Corporation having voting power shall be entitled to one vote for each such share held in his name on the books of the Corporation.

(b) **Exercise of Voting Power; Proxies**. At any meeting of the stockholders, every holder of the shares of capital stock of the Corporation entitled to vote at such meeting may vote either in person, or by proxy duly appointed by instrument in writing subscribed by such stockholder or by his duly authorized attorney-in-fact; provided, however, no such appointment of proxy shall be valid after the expiration of six months from the date of execution of such written instrument of appointment, unless otherwise stated therein. All proxies must be in writing, must be executed by the stockholder giving the proxy, must indicate the number of shares subject to the proxy and must bear the date on which the proxy was executed by the stockholder. A proxy shall be revocable unless expressly designated therein as irrevocable and coupled with an interest. Proxies coupled with an interest include the appointment as proxy of: (a) a pledgee; (b) a person who purchased or agreed to purchase or owns or holds an option to purchase the shares voted; (c) a creditor of the Corporation who extended its credit under terms requiring the appointment; or (d) an employee of the Corporation whose employment contract requires the appointment. Each proxy shall be filed with the Secretary of the Corporation prior to or at the time of the meeting. Voting for directors shall be in accordance with the provisions of paragraph (c) below of this Section 2.9. Any vote may be taken by voice vote or by show of hands unless someone is entitled to vote at the meeting objects, in which case written ballots shall be used.

(c) **Election of Directors**. In all elections of Directors cumulative voting shall be prohibited.

2.10 **Record Date; Closing Transfer Books**. As more specifically provided in Section 7.7 hereof, the Board of Directors may fix in advance a record date for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such record date to be not more than 60 days prior to such meeting, or the Board of Directors may close the stock transfer books for such purpose for a period of not more than 60 days prior to such meeting. In the absence of any action by the Board of Directors, the date upon which the notice of the meeting is mailed shall be deemed the record date.

2.11 **Action Without Meetings**. Any action permitted or required to be taken at a meeting of the stockholders of the Corporation may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a majority of the stockholders of the capital stock of the Corporation entitled to vote with respect to the subject matter thereof, and such written consent shall have the same force and effect as a majority vote of the stockholders thereon. Any such action must also be approved by the written consent of the holders of Founders Series

Preferred Stock. Any such executed written consent, or an executed counterpart thereof, shall be placed in the minute book of the Corporation.

2.12   **Preemptive Rights**. No holder of shares of capital stock of the Corporation shall, as such holder, have any right to purchase or subscribe for any capital stock of any class which the Corporation may issue or sell, whether or not exchangeable for any capital stock of the Corporation of any class or classes, whether issued out of unissued shares authorized by the Articles of Incorporation, as amended, or out of shares of capital stock of the Corporation acquired by it after the issue thereof; nor shall any holder of shares of capital stock of the Corporation, as such holder, have any right to purchase, acquire or subscribe for any securities which the Corporation may issue or sell whether or not convertible into or exchangeable for shares of capital stock of the Corporation of any class or classes, and whether or not any such securities have attached or appurtenant thereto warrants, options or other instruments which entitle the holders thereof to purchase, acquire or subscribe for shares of capital stock of any class or classes.

ARTICLE III
BOARD OF DIRECTORS

3.1   **Management Powers**. The powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, its Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders. The Board of Directors may, from time to time, delegate authority in connection with the day-to-day management of the business and affairs of the Corporation, as provided in these Bylaws, to the Officers of the Corporation and/or to such other persons, committees, or entities as the Board of Directors may deem necessary or desirable in order to effectuate the purposes of the Corporation. No such delegation of authority by the Board of Directors shall relieve it of its responsibilities or preclude it from exercising any authority required to meet its responsibilities for the conduct of the business and affairs of the Corporation, and the Board of Directors shall retain the right to rescind any such delegation of authority.

3.2   **Number and Qualification**. The Board of Directors shall consist of not less than one member nor more than seven members. Directors need not be residents of the State of Nevada nor stockholders of the Corporation. Each Director shall qualify as a Director following election as such by agreeing to act or acting in such capacity. Except as provided in the Articles of Incorporation, the number of Directors may be increased or decreased from time to time by resolution of the Board of Directors or stockholders without the necessity of a written amendment to the Bylaws of the Corporation; provided, however, no decrease shall have the effect of shortening the term of any incumbent Director.

3.3   **Election and Term**. Members of the Board of Directors shall hold office until the until their successors shall have been elected and qualified at a duly called meeting for the purpose of electing directors Each Director shall hold office for the term for which he is elected, and until his successor shall be elected and qualified.

3.4   **Voting on Directors**. Directors shall be elected by the vote of the holders of a plurality of the shares entitled to vote in the election of Directors and represented in person or by proxy at a meeting of stockholders at which a quorum is present. Cumulative voting in the election of Directors is expressly prohibited.

3.5   **Vacancies**. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors then in office, though less than a quorum of the Board of Directors. For purposes of these Bylaws, a "vacancy" shall be defined as an unfilled directorship arising by virtue of the death, resignation or removal of a Director theretofore duly elected to serve in such capacity in accordance with the relevant provisions of these Bylaws. A Director elected to fill a vacancy shall be elected for the unexpired portion of the term of his predecessor in office and in each case subject to the written consent or affirmative vote of the holders of a majority of the Founders Series Preferred Stock

3.6   **New Directorships**. Any directorship to be filled by reason of an increase in the number of Directors actually serving as such shall be filled by election at a meeting of the stockholders or at a special meeting of stockholders entitled to vote for Directors, called for that purpose, or by the Board of Directors for a term of office continuing only until the next election of one or more Directors by the stockholders. Removal. Any Director may be removed either for or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of such stockholders and approval of the Founders Series Preferred Stock.

Meetings. The meetings of the Board of Directors shall be held and conducted subject to the following regulations:

(a)   **Place**. Meetings of the Board of Directors of the Corporation, annual, regular or special, are to be held at the principal office or place of business of the Corporation, or such other place, either within or without the State of Nevada, as may be specified in the respective notices, or waivers of notice, thereof.

(b)   **Annual Meeting**. The Board of Directors shall meet each year , (either within or without the State of Nevada), for the purpose of organization, election of officers, appointment of members to the committees established by the Board of Directors, and consideration of any other business that may properly be brought before the meeting. No notice of any kind to either old or new members of the Board of Directors for such annual meeting of the Board shall be required.

(c)   **Regular Meetings**. Regular meetings of the Board of Directors may be held without notice at such time and at such place or places as shall from time to time be determined and designated by the Board.

(d)   **Special Meetings**. Special meetings of the Board of Directors may be called by the Chairman of the Board of the Corporation on notice of two days to each Director either personally, by mail or by electronic mail; special meetings shall be called by the Chairman of the Board in like manner and on like notice on the written request of two Directors.

(e)   **Notice and Waiver of Notice**. Written notice of the meeting stating the place, day and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called shall be delivered in the manner set forth in Section 4.1 hereof, not less than two nor more than 30 days before the date of the meeting by or at the direction of the Chairman of the Board of the Corporation to each Director of the Corporation. Attendance of a Director at any meeting shall constitute a waiver of notice of such meeting, except where a Director attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

(f)   **Quorum**. At all meetings of the Board of Directors, a majority of the number of Directors fixed by these Bylaws shall constitute a quorum for the transaction of business, until a greater number is required by law or by the Articles of Incorporation. If a quorum shall not be present at any meeting of Directors, the Directors present thereat may adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(g)   **Requisite Vote**. The act of a majority of the Directors present at any meeting at which a quorum is present shall be the act of the Board of Directors unless the act of a greater number is required by statute or by the Articles of Incorporation or by these Bylaws.

Action Without Meetings. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted by law to be taken at any meetings of the Board of Directors, or any committee thereof, may be taken without a meeting, if prior to such action a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed in the minutes or proceedings of the Board of Directors or committee.

Chairman of the Board. The Chairman of the Board shall be chosen from among the directors, and he shall preside at all meetings of the stockholders and the Board of Directors, unless he shall be absent, and he shall be ex-officio a member of all standing committees.

Committees. Committees designated and appointed by the Board of Directors shall function subject to and in accordance with the following regulations and procedures:

Designation and Appointment. The Board of Directors may, by resolution adopted by a majority of the entire Board, designate and appoint one or more committees under such name or names and for such purpose or function as may be deemed appropriate.

Members; Terms. Each Committee thus designated and appointed shall consist of two or more of the Directors of the Corporation. The members of any such committee shall serve at the pleasure of and subject to the discretion of the Board of Directors.

Authority. Each Committee, to the extent provided in the resolution of the Board creating same, shall have and may exercise such of the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation as the Board of Directors may direct and delegate, except, however, those matters which are required by statute to be reserved unto or acted upon by the entire Board of Directors.

Records. Each such Committee shall keep and maintain regular records or minutes of its meetings and report the same to the Board of Directors when required.

Change in Number. The number of members of any Committee appointed by the Board of Directors, as herein provided, may be increased or decreased (but not below two) from time to time by appropriate resolution adopted by a majority of the entire Board of Directors.

Vacancies. Vacancies in the membership of any committee designated and appointed hereunder shall be filled by the Board of Directors, at a regular or special meeting of the Board of Directors, in a manner consistent with the provisions of this Section 3.11.

Removal. Any member of any committee appointed hereunder may be removed by the Board of Directors by the affirmative vote of a majority of the entire Board whenever in its judgment the best interests of the Corporation will be served thereby.

(h)   **Meetings**. The time, place and notice (if any) of committee meetings shall be determined by the members of such committee.

(i)   **Quorum; Requisite Vote**. At meetings of any committee appointed hereunder, a majority of the number of members designated by the Board of Directors shall constitute a quorum for the transaction of business. The act of a majority of the members of the committee present at any meeting at which a quorum is present shall be the act of such committee, except as otherwise specifically provided by statute or by the Articles of Incorporation or by these Bylaws. If a quorum is not present at a meeting of such committee, the members of such committee present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present.

(j)   **Compensation**. Appropriate compensation for members of any committee appointed pursuant to the authority hereof may be authorized by the action of a majority of the entire Board of Directors pursuant to the provisions of Section 3.12 hereof.

(k) **Action Without Meetings**. Any action required or permitted to be taken at a meeting of any committee may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all members of such committee. Such consent shall have the same force and effect as a unanimous vote at a meeting. The signed consent, or a signed copy, shall become a part of the record of such committee.

(l) **Responsibility**. Notwithstanding any provision to the contrary herein, the designation and appointment of a committee and the delegation of authority to it shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon it or him by plan.

Compensation. By appropriate resolution of the Board of Directors, the Directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board of Directors or any committee thereof of which the Director is a member and may be paid a fixed sum (as determined from time to time by the vote of a majority of the Directors then in office) for attendance at each meeting of the Board of Directors or any committee thereof of which the Director is a member or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in another capacity and receiving compensation therefor. Members of special or standing committees may, by appropriate resolution of the Board of Directors, be allowed similar reimbursement of expenses and compensation for attending committee meetings.

Maintenance of Records. The Directors may keep the books and records of the Corporation, except such as are required by law to be kept within the State, outside the State of Nevada or at such place or places as they may, from time to time, determine.

Interested Directors and Officers. No contract or other transaction between the Corporation and one or more of its Directors or officers, or between the Corporation and any firm of which one or more of its Directors or officers are members or employees, or in which they are interested, or between the Corporation and any corporation or association of which one or more of its Directors or officers are stockholders, members, directors, officers, or employees, or in which they are interested, shall be void or voidable solely for this reason, solely because of the presence of such Director or Directors or officer or officers at the meeting of the Board of Directors of the Corporation, which acts upon, or in reference to, such contract, or transaction, or solely because his or their votes are counted for such purpose, if (a) the material facts of such relationship or interest shall be disclosed or known to the Board of Directors and noted in the minutes, and the Board of Directors shall, nevertheless in good faith, authorize, approve and ratify such contract or transaction by a vote of a majority of the Directors present, such interested Director or Directors to be counted in determining whether a quorum is present, but not to be counted in calculating the majority of such quorum necessary to carry such vote; (b) the material facts of such relationship or interest as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by the vote of the majority of the stockholders; or (c) the contract or transaction is fair to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. The provisions of this

Section shall not be construed to invalidate any contract or other transaction which would otherwise be valid under the common and statutory law applicable thereto.

ARTICLE IV
NOTICES

4.1   **Method of Notice**. Whenever under the provisions of Chapter 78 of the Nevada Revised Statutes, as amended, or of the Articles of Incorporation or of these Bylaws, notice is required to be given to any Director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing and delivered personally, through the United States mail, by a recognized delivery service (such as Federal Express) or by means of telegram, email, telex or facsimile transmission, addressed to such Director or stockholder, at his address or telex or facsimile transmission number, as the case may be, as it appears on the records of the Corporation, with postage and fees thereon prepaid. Such notice shall be deemed to be given at the time when the same shall be deposited in the United States Mail or with an express delivery service or when transmitted by telegram, telex or facsimile transmission or personally delivered, as the case may be.

4.2   **Waiver**. Whenever any notice is required to be given under the provisions of Chapter 78 of the Nevada Revised Statutes, as amended, or under the provisions of the Articles of Incorporation or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance by such person or persons, whether in person or by proxy, at any meeting requiring notice shall constitute a waiver of notice of such meeting, except as provided in Section 3.8(e) hereof.

ARTICLE V
OFFICERS AND AGENTS

5.1   **Designation**. The officers of the Corporation shall be chosen by the Board of Directors and, subject to the provisions of Chapter 78 of the Nevada Revised Statutes, as amended, shall consist of offices and officers as the Board of Directors shall deem necessary.

5.2   **Election of Officers**. Each officer chosen pursuant to Section 5.1 shall be elected by the Board of Directors on the expiration of the term of office of such officer, as herein provided, or whenever a vacancy exists in such office. Each officer or agent chosen pursuant to Section 5.1 may be elected by the Board at any meeting and in each case subject to the written consent or affirmative vote of the holders of a majority of the Founders Series Preferred Stock

5.3   **Qualifications**. No officer or agent need be a stockholder of the Corporation or a resident of Nevada. No officer or agent is required to be a Director. Any two or more offices may be held by the same person.

5.4   **Term of office**. Unless otherwise specified by the Board of Directors at the time of election or appointment, or by the express provisions of an employment contract approved by the Board, the term of office of each officer and each agent shall expire upon the election of a new director. Each such officer or agent shall serve until the expiration of the term of his office or, if earlier, his death, resignation or removal.

5.5   **Authority**. Officers and agents shall have such authority and perform such duties in the management of the Corporation as are provided in these Bylaws or as may be determined by resolution of the Board of Directors not inconsistent with these Bylaws.

5.6   **Removal**. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby. Such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

5.7   **Vacancies**. Any vacancy occurring in any office of the Corporation (by death, resignation, removal or otherwise) shall be filled by the Board of Directors.

5.8   **Compensation**. The compensation of all officers and agents of the Corporation shall be fixed from time to time by the Board of Directors.

5.9   **Bonds**. Any officer or employee of the Corporation shall, if required by the Board of Directors, furnish a bond for the faithful discharge of the duties held by such officer or employee in such form and amount and with such surety or sureties as is satisfactory to the Board of Directors.


ARTICLE VI
INDEMNIFICATION


6.1   **Mandatory Indemnification**. Each person who was or is made a party or is threatened to be made a party, or who was or is a witness without being named a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit or proceeding (a "Proceeding"), by reason of the fact that such individual is or was a Director or officer of the Corporation, or while a Director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation, partnership, trust, employee benefit plan or other enterprise, shall be indemnified and held harmless by the Corporation from and against any judgments, penalties (including excise taxes), fines, amounts paid in settlement and reasonable expenses (including court costs and attorneys' fees) actually incurred by such person in connection with such Proceeding if it is determined that he acted in good faith and reasonably believed (i) in the case of conduct in his official capacity on behalf of the Corporation that his conduct was in the Corporation's best interests, (ii) in all other cases, that his conduct was not opposed to the best interests of the Corporation, and (iii) with respect to any Proceeding which is a criminal action, that he had no reasonable cause to believe his conduct was unlawful; provided, however, that in the event a determination is made that such person is liable to the Corporation or is found liable on the basis that personal benefit was improperly received by such person, the indemnification is limited to reasonable expenses actually incurred by such person in connection with the Proceeding and shall not be made in respect of any Proceeding in which such person shall have been found liable for intentional misconduct, fraud or a knowing violation of the law in the performance of his duty to the Corporation. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself be determinative of whether the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any Proceeding which is a criminal action, had reasonable cause to believe that his conduct was unlawful. A person shall be deemed to have been found liable in respect of any claim, issue or matter only after the person shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom.

6.2 **Determination of Indemnification**. Any indemnification under the foregoing Section 6.1 (unless ordered by a court of competent jurisdiction) shall be made by the Corporation only upon a determination that indemnification of such person is proper in the circumstances by virtue of the fact that it shall have been determined that such person has met the applicable standard of conduct. Such determination shall be made (i) by the stockholders; (ii) by a majority vote of a quorum consisting of Directors who at the time of the vote are not parties to the act, suit or proceeding; (iii) by the holders of Founders Series Preferred Stock; (iv) by independent legal counsel (in a written opinion) if so ordered by a majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding; or (v) by independent legal counsel (in a written opinion) if such quorum cannot be obtained. In the event of any conflict, the determination by the holders of the Founders Series Preferred Stock shall control.

6.3 **Advancement of Expenses**. Reasonable expenses, including court costs and attorneys' fees, incurred by a person who was or is a witness or who was or is named as a defendant or respondent in a Proceeding, by reason of the fact that such individual is or was a Director or officer of the Corporation, shall be paid by the Corporation at reasonable intervals in advance of the final disposition of such Proceeding, upon receipt by the Corporation of a written affirmation by such person of his good faith belief that he has met the standard of conduct necessary for indemnification under this Article 6, and a written undertaking by or on behalf of such person to repay the amount paid or reimbursed by the Corporation if it is ultimately determined that he is not entitled to be indemnified by the Corporation as authorized in this Article 6. Such written undertaking shall be an unlimited obligation of such person and it may be accepted without reference to financial ability to make repayment.

6.4 **Permissive Indemnification**. The Board of Directors of the Corporation may authorize the Corporation to indemnify employees or agents of the Corporation, and to advance the reasonable expenses of such persons, to the same extent, following the same determinations and upon the same conditions as are required for the indemnification of and advancement of expenses to Directors and officers of the Corporation.

6.5 **Nature of Indemnification**. The indemnification and advancement of expenses provided hereunder shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Articles of Incorporation, these Bylaws, any agreement, vote of stockholders or disinterested Directors or otherwise, both as to actions taken in an official capacity and as to actions taken in any other capacity while holding such office, shall continue as to a person who has ceased to be a Director, officer, employee or agent of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such person.

6.6   **Insurance**. The Corporation shall have the power and authority to purchase and maintain insurance or another arrangement on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or who is or was serving at the request of the Corporation as a Director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability, claim, damage, loss or risk asserted against such person and incurred by such person in any such capacity or arising out of the status of such person as such, irrespective of whether the Corporation would have the power to indemnify and hold such person harmless against such liability under the provisions hereof. If the insurance or other arrangement is with a person or entity that is not regularly engaged in the business of providing insurance coverage, the insurance or arrangement may provide for payment of a liability with respect to which the Corporation would not have the power to indemnify the person only if including coverage for the additional liability has been approved by the stockholders of the Corporation. Without limiting the power of the Corporation to procure or maintain any kind of insurance or other arrangement, the Corporation may, for the benefit of persons indemnified by the Corporation, (i) create a trust fund; (ii) establish any form of self-insurance; (iii) secure its indemnity obligation by grant of a security interest or other lien on the assets of the Corporation; or (iv) establish a letter of credit, guaranty, or surety arrangement; provided, however, that no arrangement made by the Corporation under this Section 6.6 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of the law, except with respect to the advancement of expenses or indemnification ordered by a court. The insurance or other arrangement may be procured, maintained, or established within the Corporation or with any insurer or other person deemed appropriate by the Board of Directors regardless of whether all or part of the stock or other securities of the insurer or other person are owned in whole or part by the Corporation. In the absence of fraud, the judgment of the Board of Directors as to the terms and conditions of the insurance or other arrangement and the identity of the insurer or other person participating in the arrangement shall be conclusive and the insurance or arrangement shall not be voidable and shall not subject the Directors approving the insurance or arrangement to liability, on any ground, regardless of whether Directors participating in the approval are beneficiaries of the insurance or arrangement.

6.7   **Notice**. Any indemnification or advance of expenses to a present or former director of the Corporation in accordance with this Article 6 shall be reported in writing to the stockholders of the Corporation with or before the notice or waiver of notice of the next stockholders' meeting or with or before the next submission of a consent to action without a meeting and, in any case, within the next twelve-month period immediately following the indemnification or advance.

ARTICLE VII
STOCK CERTIFICATES AND TRANSFER REGULATIONS

7.1   **Description of Certificates**. The Board of Directors may authorize the issuance of some or all of the shares of the Corporation's classes or series without issuing certificates to represent such shares. If shares are represented by certificates, the certificates shall be in such form as required by law and shall be determined by the Board of Directors. Certificates, if issued, shall be signed (either manually or in facsimile) by the Chairman or President. The signatures of any such officers upon a certificate may be facsimiles or may be engraved or printed. In case any officer who has signed or whose facsimile or other signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue. All certificates for shares shall be consecutively numbered or otherwise identified and entered into the stock transfer books of the Corporation. Each certificate shall state on the face thereof the name of the Corporation and that it is organized under the laws of the State of Nevada, the name of the holder, the number and class of shares, the par value of shares covered thereby or a statement that such shares are without par value, and such other matters as are required by law. At such time as the Corporation may be authorized to issue shares of more than one class, every certificate shall set forth upon the face or back of such certificate a statement of the designations, preferences, limitations and relative rights of the shares of each class authorized to be issued, as required by the laws of the State of Nevada. When shares are represented by certificates, the Corporation shall issue and deliver to each shareholder to whom such shares have been issued or transferred, certificates representing the shares owned by him. When shares are not represented by certificates, then within a reasonable time after the issuance or transfer of such shares, the Corporation shall send the shareholder to whom such shares have been issued or transferred a written statement of the information required by law or this Section 7.1 to be on certificates.

7.2 **Delivery**. Upon request, every holder of the capital stock in the Corporation shall be entitled to have a certificate signed in the name of the Corporation by the President of the Corporation, certifying the class of capital stock and the number of shares represented thereby as owned or held by such stockholder in the Corporation.

7.3 **Signatures**. The signatures of the President upon a certificate may be facsimiles if the certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar. In case any officer or officers who have signed, or whose facsimile signature or signatures have been placed upon any such certificate or certificates, shall cease to serve as such officer or officers of the Corporation, whether because of death, resignation, removal or otherwise, before such certificate or certificates are issued and delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered with the same effect as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to serve as such officer or officers of the Corporation.

7.4 **Issuance of Certificates**. Certificates evidencing shares of its capital stock (both treasury and authorized but unissued) may be issued for such consideration (not less than par value, except for treasury shares which may be issued for such consideration) and to such persons as the Board of Directors may determine from time to time, subject to the written consent or affirmative vote of the holders of Founders Series Preferred Stock. Shares shall not be issued until the full amount of the consideration, fixed as provided by law, has been paid.

7.5 **Payment for Shares**. Consideration for the issuance of shares shall be paid, valued and allocated as follows:

(a) **Consideration**. The Board of Directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the Corporation or other property of any kind or nature, including, but not limited to, cash, promissory notes, services performed, contracts for services to be performed or other securities of the Corporation.

(b)   **Valuation**. In the absence of fraud in the transaction, the determination of the Board of Directors as to the value of consideration received shall be conclusive.

(c)   **Effect**. When consideration, fixed as provided by law, has been paid, the shares shall be deemed to have been issued and shall be considered fully paid and nonassessable.

(d)   **Allocation of Consideration**. The consideration received for shares shall be allocated by the Board of Directors, in accordance with law, between the stated capital and capital surplus accounts.

7.6   **Subscriptions**. Unless otherwise provided in the subscription agreement, subscriptions of shares, whether made before or after organization of the Corporation, shall be paid in full in such installments and at such times as shall be determined by the Board of Directors. Any call made by the Board of Directors for payment on subscriptions shall be uniform as to all shares of the same class and series. In case of default in the payment of any installment or call when payment is due, the Corporation may proceed to collect the amount due in the same manner as any debt due to the Corporation.

7.7   **Closing of Transfer Books; Record Date**. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or entitled to receive a distribution by the Corporation (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may provide that stock transfer books shall be closed for a stated period of time not to exceed, in any case, 60 days. If the stock transfer books shall be closed for the purpose of determining stockholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, as aforesaid, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than 60 days, and in the case of a meeting of stockholders, not less than ten days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If the stock transfer books are not closed and the record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive a distribution (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such distribution or share dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this Section, such determination shall be applied to any adjournment thereof except where the determination has been made through the closing of the stock transfer books and the stated period of closing has expired.

7.8   **Registered Owners**. Prior to due presentment for registration of transfer of a certificate evidencing shares of the capital stock of the Corporation in the manner set forth in

<u>Section 7.10</u> hereof, the Corporation shall be entitled to recognize the person registered as the owner of such shares on its books (or the books of its duly appointed transfer agent, as the case may be) as the person exclusively entitled to vote, to receive notices and dividends with respect to, and otherwise exercise all rights and powers relative to such shares; and the Corporation shall not be bound or otherwise obligated to recognize any claim, direct or indirect, legal or equitable, to such shares by any other person, whether or not it shall have actual, express or other notice thereof, except as otherwise provided by the laws of Nevada.

7.9 **Lost, Stolen or Destroyed Certificates**. The Corporation shall issue a new certificate in place of any certificate for shares previously issued if the registered owner of the certificate satisfies the following conditions:

(a) **Proof of Loss**. Submits proof in affidavit form satisfactory to the Corporation that such certificate has been lost, destroyed or wrongfully taken;

(b) **Timely Request**. Requests the issuance of a new certificate before the Corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(c) **Bond**. Gives a bond in such form, and with such surety or sureties, with fixed or open penalty, as the Corporation may direct, to indemnify the Corporation (and its transfer agent and registrar, if any) against any claim that may be made or otherwise asserted by virtue of the alleged loss, destruction, or theft of such certificate or certificates; and

(d) **Other Requirements**. Satisfies any other reasonable requirements imposed by the Corporation.

In the event a certificate has been lost, apparently destroyed or wrongfully taken, and the registered owner of record fails to notify the Corporation within a reasonable time after he has notice of such loss, destruction, or wrongful taking, and the Corporation registers a transfer (in the manner hereinbelow set forth) of the shares represented by the certificate before receiving such notification, such prior registered owner of record shall be precluded from making any claim against the Corporation for the transfer required hereunder or for a new certificate.

7.10 **Registration of Transfers**. Subject to the provisions hereof, the Corporation shall register the transfer of a certificate evidencing shares of its capital stock presented to it for transfer if:

(a) **Endorsement**. Upon surrender of the certificate to the Corporation (or its transfer agent, as the case may be) for transfer, the certificate (or an appended stock power) is properly endorsed by the registered owner, or by his duly authorized legal representative or attorney-in-fact, with proper written evidence of the authority and appointment of such representative, if any, accompanying the certificate; and

(b) **Guaranty and Effectiveness of Signature**. The signature of such registered owner or his legal representative or attorney-in-fact, as the case may be, has been guaranteed by a national banking association or member of the New York

Stock Exchange, and reasonable assurance in a form satisfactory to the Corporation is given that such endorsements are genuine and effective; and

(c)   **Adverse Claims**. The Corporation has no notice of an adverse claim or has otherwise discharged any duty to inquire into such a claim; and

(d)   **Collection of Taxes**. Any applicable law (local, state or federal) relating to the collection of taxes relative to the transaction has been complied with; and

(e)   **Additional Requirements Satisfied**. Such additional conditions and documentation as the Corporation (or its transfer agent, as the case may be) shall reasonably require, including without limitation thereto, the delivery with the surrender of such stock certificate or certificates of proper evidence of succession, assignment or other authority to obtain transfer thereof, as the circumstances may require, and such legal opinions with reference to the requested transfer as shall be required by the Corporation (or its transfer agent) pursuant to the provisions of these Bylaws and applicable law, shall have been satisfied.

7.11   **Restrictions on Transfer and Legends on Certificates**.

(a)   **Shares in Classes or Series**. If the Corporation is authorized to issue shares of more than one class, a full or summary statement of all of the designations, preferences, limitations, and relative rights of the shares of each such class and, if the Corporation is authorized to issue any preferred or special class in series, the variations in the relative rights and preferences of the shares of each such series so far as the same have been fixed and determined, and the authority of the Board of Directors to fix and determine the relative rights and preferences of subsequent series. In lieu of providing such a statement in full on the certificate, a statement on the face or back of the certificate may provide that the Corporation will furnish such information to any stockholder without charge upon written request to the Corporation at its principal place of business or registered office and that copies of the information are on file in the office of the Secretary of State.

(b)   **Restriction on Transfer**. Any transfer of shares of Common Stock shall be subject to the Corporation's right of first refusal set forth in Section 7.12 below. Any restrictions imposed by the Corporation on the sale or other disposition of its shares and on the transfer thereof must be copied at length or in summary form on the face, or so copied on the back and referred to on the face, of each certificate representing shares to which the restriction applies. The certificate may however state on the face or back that such a restriction exists pursuant to a specified document and that the Corporation will furnish a copy of the document to the holder of the certificate without charge upon written request to the Corporation at its principal place of business.

(c)   **Preemptive Rights**. Any preemptive rights of a stockholder to acquire unissued or treasury shares of the Corporation which are limited or denied by the Articles of Incorporation must be set forth at length on the face or back of the certificate representing shares subject thereto. In lieu of providing such a statement in full on the certificate, a statement on the face or back of the certificate may provide that the Corporation will furnish such information to any stockholder without charge upon written request to the Corporation at its principal place of business and that a copy of such information is on file in the office of the Secretary of State.

(d) **Unregistered Securities**. Any security of the Corporation, including, among others, any certificate evidencing shares of the common stock of the Corporation (the "Common Stock") or warrants to purchase Common Stock of the Corporation, which is issued to any person without registration under the Securities Act of 1933, as amended, or the Blue Sky laws of any state, shall not be transferable until the Corporation has been furnished with a legal opinion of counsel with reference thereto, satisfactory in form and content to the Corporation and its counsel, to the effect that such sale, transfer or pledge does not involve a violation of the Securities Act of 1933, as amended, or the Blue Sky laws of any state having jurisdiction. The certificate representing the security shall bear substantially the following legend:

"THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAW BUT HAVE BEEN ACQUIRED FOR THE PRIVATE INVESTMENT OF THE HOLDER HEREOF AND MAY NOT BE OFFERED, SOLD OR TRANSFERRED UNTIL EITHER (i) A REGISTRATION STATEMENT, UNDER SUCH SECURITIES ACT OR SUCH APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (ii) THE CORPORATION SHALL HAVE RECEIVED AN OPINION OF COUNSEL ACCEPTABLE TO THE CORPORATION AND ITS COUNSEL THAT REGISTRATION UNDER SUCH SECURITIES ACT OR SUCH APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED IN CONNECTION WITH SUCH PROPOSED OFFER, SALE OR TRANSFER."

7.12 **Right of First Refusal.** No stockholder shall sell, assign, pledge, or in any manner transfer any of the Common Stock, or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this bylaw:

(a) If the stockholder desires to sell or otherwise transfer any of his shares of Common Stock, then the stockholder shall first give written notice thereof to the Corporation. The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the Corporation shall have the option to purchase all (but not less than all) of the shares of Common Stock specified in the notice at the price and upon the terms set forth in such notice; *provided, however,* that, with the consent of the stockholder, the Corporation shall have the option to purchase a lesser portion of the shares of Common Stock specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares of Common Stock, and that is not otherwise exempted from the provisions of this Section 46, the price shall be deemed to be the fair market value of the Common Stock at such time as determined in good faith by the Board of Directors. In the event the Corporation elects to purchase all of the shares of Common Stock or, with consent of the stockholder, a lesser portion of the shares of Common Stock, it shall give written notice to the transferring stockholder of its election and settlement for said shares of Common Stock shall be made as provided below in paragraph (d).

(c)   The Corporation may assign its rights hereunder.

(d)   In the event the Corporation and/or its assignee(s) elect to acquire any of the shares of Common Stock of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the Corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the Corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said shares of Common Stock on the same terms and conditions set forth in said transferring stockholder's notice.

(e)   In the event the Corporation and/or its assignees(s) do not elect to acquire all of the shares of Common Stock specified in the transferring stockholder's notice, said transferring stockholder may, within the sixty-day period following the expiration of the option rights granted to the Corporation and/or its assignees(s) herein, transfer the shares of Common Stock specified in said transferring stockholder's notice which were not acquired by the Corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares of Common Stock so sold by said transferring stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said transfer.

(f)   Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this bylaw:

        (1)   A stockholder's transfer of any or all shares of Common Stock held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general of limited partner(s) of such partnership. "Immediate family" as used herein

shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such transfer.

(2)   A stockholder's bona fide pledge or mortgage of any shares of Common Stock with a commercial lending institution, provided that any subsequent transfer of said shares of Common Stock by said institution shall be conducted in the manner set forth in this bylaw.

(3)   A stockholder's transfer of any or all of such stockholder's shares of Common Stock to the Corporation or to any other stockholder of the Corporation.

(4)   A stockholder's transfer of any or all of such stockholder's shares of Common Stock to a person who, at the time of such transfer, is an officer or director of the Corporation.

(5)   A corporate stockholder's transfer of any or all of its shares of Common Stock pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares of Common Stock or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(6)   A corporate stockholder's transfer of any or all of its shares of Common Stock to any or all of its stockholders.

(7)   A transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this bylaw, and there shall be no further transfer of such stock except in accord with this bylaw.

(g)   The provisions of this bylaw may be waived with respect to any transfer either by the Corporation, upon duly authorized action of its Board of Directors with the written consent or affirmative vote of the holders of a majority of the Founders Series Preferred Stock. This bylaw may be amended or repealed either by a duly authorized action of the Board of Directors with the written consent or affirmative vote of the holders of a majority of the Founders Series Preferred Stock.

(h)   Any sale or transfer, or purported sale or transfer, of securities of the Corporation shall be null and void unless the terms, conditions, and provisions of this bylaw are strictly observed and followed.

(i)   The foregoing right of first refusal shall terminate on the date the Common Stock first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

(j)   The certificates representing shares of Common Stock shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

ARTICLE VIII
GENERAL PROVISIONS

8.1   **Distributions**. Subject to the provisions of Chapter 78 of the Nevada Revised Statutes, as amended, and the Articles of Incorporation, distributions of the Corporation shall be declared and paid pursuant to the following regulations:

(a)   **Declaration and Payment**. Distributions on the issued and outstanding shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting, subject to the written consent or affirmative vote of the holders of Founders Series Preferred Stock, and may be paid in cash, in property, or in shares of capital stock. Such declaration and payment shall be at the discretion of the Board of Directors, subject to the written consent or affirmative vote of the holders of Founders Series Preferred Stock.

(b)   **Record Date**. The Board of Directors may fix in advance a record date for the purpose of determining stockholders entitled to receive payment of any distribution, such record date to be not more than 60 days prior to the payment date of such distribution, or the Board of Directors may close the stock transfer books for such purpose for a period of not more than 60 days prior to the payment date of such distribution. In the absence of action by the Board of Directors, the date upon which the Board of Directors adopts the resolution declaring such distribution shall be the record date.

8.2   **Reserves**. There may be created by resolution of the Board of Directors out of the surplus of the Corporation such reserve or reserves as the Directors from time to time, in their discretion, think proper to provide for contingencies, or to equalize distributions, or to repair or maintain any property of the Corporation, or for such other purposes as the Directors shall think beneficial to the Corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

8.3   **Books and Records**. The Corporation shall maintain correct and complete books and records of account and shall prepare and maintain minutes of the proceedings of its stockholders and Board of Directors, and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of the shares held by each.

8.4   **Annual Statement**. The Board of Directors shall present at or before each meeting of stockholders, as required, a full and clear statement of the business and financial condition of the Corporation, including a reasonably detailed balance sheet and income statement under current date.

8.5   **Checks and Notes**. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

8.6   **Fiscal Year**. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

8.7   **Corporate Seal**. The Corporation seal, if any, shall be in such form as may be determined by the Board of Directors and may be altered, from time to time, by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

8.8   **Resignations**. Any director, officer or agent may resign his office or position with the Corporation by delivering written notice thereof to the President or the Secretary. Such resignation shall be effective at the time specified therein, or immediately upon delivery if no time is specified. Unless otherwise specified therein, an acceptance of such resignation shall not be a necessary prerequisite of its effectiveness.

8.9   **Amendment of Bylaws**.

(a)   **By Directors**. These Bylaws may be altered, amended, or repealed and new Bylaws adopted at any meeting of the Board of Directors at which a quorum is present, by the affirmative vote of a majority of the Directors present at such meeting, provided notice of the proposed alteration, amendment, or repeal be contained in the notice of such meeting, and subject to the written consent or affirmative vote of the holders of Founders Series Preferred Stock.

(b)   **By Stockholders**. These Bylaws may be altered, amended or repealed and new Bylaws may be made, by a majority vote of the stockholders at the time entitled to vote in the election of Directors even though these Bylaws may also be altered, amended or repealed by the Board of Directors, subject to the written consent or affirmative vote of the holders of Founders Series Preferred Stock.

8.10   **Construction**. Whenever the context so requires herein, the masculine shall include the feminine and neuter, and the singular shall include the plural, and conversely. If any portion or provision of these Bylaws shall be held invalid or inoperative, then, so far as is reasonable and possible: (i) the remainder of these Bylaws shall be considered valid and operative, and (ii) effect shall be given to the intent manifested by the portion or provision held invalid or inoperative.

8.11   **Telephone Meetings**. Stockholders, Directors, or members of any committee may hold any meeting of such stockholders, Directors or committee by means of conference telephone or similar communications equipment which permits all persons participating in the meeting to hear each other and actions taken at such meetings shall have the same force and effect as if taken at a meeting at which persons were present and voting in person. The Secretary of the Corporation shall prepare a memorandum of the action taken.

8.12 **Table of Contents; Captions**. The table of contents and captions used in these Bylaws has been inserted for administrative convenience only and do not constitute matter to be construed in interpretation.

8.13 **Ambiguities.** Any conflict or ambiguities in the language of the Bylaws, Articles of Incorporation, or other organizing documents whether original or restated shall be resolved in favor of these Bylaws.

EXHIBIT B

Financial Statements

FINANCIAL STATEMENT CERTIFICATION

I, Michael Anise, as Chief Executive Officer of FG Communities Inc., hereby certify that the provided financial statements of FG Communities Inc. for the fiscal year ended 2025, are true and complete in all material respects.

Signature: /s/ Michael Anise

Name: Michael Anise

Title: Chief Executive Officer (Principal Executive Officer)

Company: FG Communities, Inc.

FG Communities, Inc.
Balance Sheet
As of 12/31/25
Accrual Basis -- Unaudited

ASSETS

Cash and cash equivalents	26,965,847
Accounts Receivable	39,814
Other Current Assets	
Other Accrued Receivables	326,108
Subscription Receivable	900,000
Notes Receivable	2,943,104
Goodwill	438,000
Other Assets	260,758
Total Other Current Assets	4,867,971
Fixed Assets	
Land	36,476,363
Land Improvements	111,509,753
Buildings and Improvements	19,567,618
Less: Accumulated Depreciation and Amortization	11,122,976
Net Investment Properties	156,430,758
Other Fixed Assets	11,759,323
Total Fixed Asset	168,190,082
Other Assets	330,572
Total ASSETS	**200,394,285**

LIABILITIES & EQUITY

Liabilities	
Accounts Payable	692,288
Other Current Liabilities	897,897
Deferred Taxes	-1,372,000
Notes Payable	84,816,755
Total Liabilities	85,034,940
Equity	
Common Stock	14,841
Preferred Stock	-21,659
Additional Paid In Capital	122,971,660
Retained Deficit	-7,605,498
Total Equity	115,359,344
Total LIABILITIES & EQUITY	**200,394,285**

FG Communities, Inc.
Profit & Loss
From 01/01/25 to 12/31/25
Accrual Basis -- Unaudited

Income

Rental Property Income	9,613,640
Interest Income	505,893
Other Income	186,651
Total Income	**10,306,184**

Community Operating Expenses

Repairs & Maintenance	604,778
Real Estate Taxes	343,951
Utilities	769,662
Insurance	115,839
Total Community Operating Expenses	**1,834,230**

Other Expenses

Corporate Costs and Overhead	2,376,051
Depreciation and Amortization Expense	6,461,953
Interest Expense	3,651,348
Gain/Loss on Sale	-481,950
Total Other Expenses	**12,007,401**

NET INCOME	**-3,535,447**

FG Communities, Inc.

Consolidated Financial Statements

December 31, 2024 and 2023

FG Communities, Inc.
Table of Contents



Independent Auditor's Report

To the Board of Directors
FG Communities, Inc.
Mooresville, North Carolina

Opinion

We have audited the consolidated financial statements of FG Communities, Inc. and its subsidiaries which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of FG Communities, Inc. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of FG Communities, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about FG Communities, Inc.'s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditor's Responsibility for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of FG Communities, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about FG Communities, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

BerganKDV, Ltd.

Cedar Rapids, Iowa
April 7, 2025

2

FG Communities, Inc.
Consolidated Balance Sheets
As of December 31, 2024 and 2023

	2024	2023
Assets		
Investment properties		
Land	$ 14,064,694	$ 6,319,786
Land improvements	47,160,085	24,732,733
Buildings and improvements	5,112,550	3,172,200
Total investment properties	66,337,329	34,224,719
Less accumulated depreciation	3,896,365	1,367,008
Net investment properties	62,440,964	32,857,711
Cash and cash equivalents	12,933,531	2,085,527
Accounts receivable	59,303	20,354
Other receivables	109,740	5,315
Acquisition deposits	15,350	41,970
Goodwill, net	146,000	292,000
Vehicles	25,000	-
Other assets	97,426	47,825
Deferred tax asset	1,372,000	241,000
Total assets	$ 77,199,314	$ 35,591,702
Liabilities and Stockholders' Equity		
Notes payable - stockholders	$ -	$ 2,526,157
Accounts payable	116,346	84,556
Accrued expenses	261,883	230,343
Dividends payable	238,155	43,072
Income taxes payable	46,598	20,228
Unearned rental income and tenant security deposits	220,425	164,247
Notes payable, net of loan fees	37,320,241	19,053,092
Total liabilities	38,203,648	22,121,695
Stockholders' equity		
Common stock - $0.001 par value;		
100,000,000 shares authorized	14,853	14,406
Preferred stock - $0.001 par value;		
100,000,000 shares authorized	434	87
Additional paid-in capital	43,950,517	16,216,533
Subscription receivable	(900,000)	-
Retained deficit	(4,070,138)	(2,761,019)
Total stockholders' equity	38,995,666	13,470,007
Total liabilities and stockholders' equity	$ 77,199,314	$ 35,591,702

See notes to consolidated financial statements.

3

FG Communities, Inc.
Consolidated Statements of Operations
Years Ended December 31, 2024 and 2023

	2024	2023
Rental and related income	$ 5,002,090	$ 2,269,274
Community operating expenses		
Repairs and maintenance	370,190	102,389
Real estate taxes	211,781	137,633
Utilities	425,546	253,350
Insurance	87,294	48,394
Total community operating expenses	1,094,811	541,766
Other expenses		
Corporate costs and overhead	1,368,156	1,164,043
Depreciation and amortization	2,679,443	1,467,520
Interest expense	2,333,592	1,296,842
Loss on sale of buildings	14,519	45,290
Total other expenses	6,395,710	3,973,695
Total expenses	7,490,521	4,515,461
Interest income	77,178	9,071
Net loss before income tax benefit	(2,411,253)	(2,237,116)
Income tax benefit	1,102,134	99,772
Net loss	$ (1,309,119)	$ (2,137,344)

See notes to consolidated financial statements.

FG Communities, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2024 and 2023

	Shares Issued and Outstanding							
	Common	Preferred	Common	Preferred	Additional Paid-in Capital	Subscription Receivable	Retained Deficit	Total
Balance, December 31, 2022	12,874,901	1	$ 12,875	$ -	$ 6,484,845	$ -	$ (623,675)	$ 5,874,045
Capital contributions	1,530,679	77,209	1,531	77	10,345,121	-	-	10,346,729
Equity issuance costs	-	-	-	-	(1,470,938)	-	-	(1,470,938)
Mandatorily redeemable preferred stock	-	10,000	-	10	999,990	-	-	1,000,000
Preferred Series A dividends	-	-	-	-	(142,485)	-	-	(142,485)
Net loss	-	-	-	-	-	-	(2,137,344)	(2,137,344)
Balance, December 31, 2023	14,405,580	87,210	14,406	87	16,216,533	-	(2,761,019)	13,470,007
Capital contributions	451,718	346,418	452	347	33,505,584	(900,000)	-	32,606,383
Common stock redemption	(4,788)	-	(5)	-	(9,588)	-	-	(9,593)
Equity issuance costs	-	-	-	-	(3,661,456)	-	-	(3,661,456)
Founders Series Preferred distributions	-	-	-	-	(501,340)	-	-	(501,340)
Preferred Series A dividends	-	-	-	-	(1,599,216)	-	-	(1,599,216)
Net loss	-	-	-	-	-	-	(1,309,119)	(1,309,119)
Balance, December 31, 2024	14,852,510	433,628	$ 14,853	$ 434	$ 43,950,517	$ (900,000)	$ (4,070,138)	$ 38,995,666

See notes to consolidated financial statements.

FG Communities, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2024 and 2023

	2024	2023
Cash Flows - Operating Activities		
Net loss	$ (1,309,119)	$ (2,137,344)
Adjustments to reconcile net loss to		
net cash flows - operating activities		
Depreciation	2,533,443	1,321,520
Amortization of debt issuance costs	477,949	140,645
Amortization of goodwill	146,000	146,000
Loss on sale of buildings	14,519	45,290
Deferred income taxes	(1,131,000)	(120,000)
Changes in operating assets and liabilities		
Receivables	(143,374)	(17,926)
Acquisition deposits	26,620	98,030
Other assets	(49,601)	15,800
Accounts payable	31,790	(43,302)
Accrued expenses	31,540	222,673
Income taxes payable	26,370	20,228
Unearned rental income and tenant security deposits	56,178	140,227
Total adjustments	2,020,434	1,969,185
Net cash flow - operating activities	711,315	(168,159)
Cash Flows - Investing Activities		
Purchases of investment properties	(28,184,289)	(16,595,364)
Purchase of vehicles	(25,000)	-
Proceeds from sale of buildings	32,074	44,277
Net cash flow - investing activities	(28,177,215)	(16,551,087)
Cash Flows - Financing Activities		
Proceeds from notes payable - stockholders	-	3,918,037
Payments on notes payable - stockholders	(2,526,157)	(2,386,774)
Proceeds from long-term borrowings	18,370,600	9,758,500
Principal payments on long-term borrowings	(2,452,564)	(306,662)
Debt issuance costs	(2,107,836)	(1,096,483)
Proceeds from issuance of common stock	1,011,873	3,444,807
Proceeds from issuance of preferred stock	31,567,186	6,827,347
Equity issuance costs	(3,661,456)	(1,470,938)
Redemption of common stock	(9,593)	-
Preferred stock dividends paid	(1,878,149)	(24,838)
Net cash flow - financing activities	38,313,904	18,662,996
Net change in cash and cash equivalents	10,848,004	1,943,750
Cash and Cash Equivalents		
Beginning of year	2,085,527	141,777
End of year	$ 12,933,531	$ 2,085,527

See notes to consolidated financial statements.

FG Communities, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2024 and 2023

	2024	2023
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for interest	$ 1,842,770	$ 1,017,165
Supplemental Schedule of Noncash Investing and Financing Activities		
Mandatorily redeemable preferred stock converted to equity	$ -	$ 1,000,000
Mandatorily redeemable preferred stock converted to note payable - stockholder	$ -	$ 994,894
Financing of investment property purchases	$ 3,979,000	$ 2,990,819
Preferred stock dividends reinvested	$ 27,324	$ 74,575

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
FG Communities, Inc. is a Nevada Corporation formed July 8, 2022, whose principal activities are to acquire, own, and operate manufactured housing communities.

Principles of Consolidation
The consolidated financial statements include FG Communities, Inc. and its wholly owned subsidiaries, FG Communities at Clyde, LLC, FG Communities at Conover, LLC, FG Communities at Leicester, LLC, FG Communities at Eden LLC, FG Communities at Candler, LLC, FG Communities at Asheville, LLC, Asheville Peaks, LLC., Centerwood Estates, LLC., MH Titans, LLC., Midwood MH Titans, LLC, Sugarloaf Estates MH Titans, LLC, FG Communities at Durham, LLC, FG Communities at Concord and Winston Salem, LLC, FG Communities at Crestview Hendersonville NC LLC, FG Communities at Poplar Terrace Ashville, LLC, FG Communities at Morganton and Statesville, LLC, FG Communities at Gastonia and Graham LLC, FG Communities at Burlington Denver, LLC, FG Communities at Winston Silver Oaks LLC, FG Communities at Brevard NC LLC, FG Communities at Bedford VA LLC, FG Communities at Franklin NC LLC, FG Communities at Burlington NC LLC, FG Communities at Raleigh Lake Wheeler NC LLC, FG Communities at Taylorsville NC LLC, FG Communities at Gastonia Estates LLC, FG Communities at Concord Estates LLC, and FG Communities at Chapel Hill LLC collectively referred to hereafter as the "Company." All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Property and Depreciation
Investment property, including property and equipment, is carried at cost with depreciation computed under the straight-line method over the estimated economic useful lives of the assets. Maintenance and repairs are charged to expense as incurred and improvements are capitalized.

Cash and Cash Equivalents
Cash equivalents include highly liquid investments, with original maturities of three months or less, that are recorded at cost plus accrued interest, which approximates market. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality financial institutions and, at times, are in excess of the FDIC insurance limit.

Long-Lived Assets
The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. There were no impairment losses for the years ended December 31, 2024 and 2023.

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill

Goodwill, in the amount of $438,000 with accumulated amortization of $292,000 and $146,000 as of December 31, 2024 and 2023, respectively, represents the excess cost of acquired entities over the fair values assigned to tangible assets acquired, the identifiable intangible assets that are required to be valued and reported and the liabilities assumed. Goodwill is being amortized on a straight-line basis over a 3-year period. Amortization expense was $146,000 for the years ended December 31, 2024 and 2023. Goodwill is reviewed for impairment when a triggering event occurs.

Revenue Recognition

Mobile home rental and related income is generated from lease agreements for the Company's sites and homes. The lease component of these agreements is accounted for under Topic 842 of the Financial Accounting Standards Board (FASB), Accounting Standards Codification, (ASC) for leases.

Under ASC 842, the Company must assess on an individual lease basis whether it is probable that they will collect the future lease payments. The Company considers the tenant's payment history and current credit status when assessing collectability. When collectability is not deemed probable, the Company will write-off the tenant's receivables, and limit lease income to cash received. The write-off is recorded in the period in which the trade receivable is deemed uncollectible. Recoveries are recognized when received and as a direct credit to earnings or as a reduction to the allowance for credit losses (which would indirectly reduce the loss by decreasing bad debt expense).

The Company's revenues primarily consist of rental revenues, fees, and other income. The Company has the following revenue sources and revenue recognition policies:

- Rental revenues include revenues from the leasing of land lots or a combination of both the mobile home and land at the Company's properties, to tenants.

  - Revenues from the leasing of land lots or a combination of both the mobile home and land at the Company's properties, to tenants include (i) lease components, including land lot or a combination of both, the mobile home and land, and (ii) reimbursement of utilities and account for the components as a single lease component in accordance with ASC 842.
  - Revenues derived from fixed lease payments are recognized on a straight-line basis over the non-cancelable period of the lease. The Company commences rental revenue recognition when the underlying asset is available for use by the lessee. Revenue derived from the reimbursement of utilities are generally recognized in the same period as the related expenses are incurred. The Company's leases are month-to-month.

FG Communities, Inc.
Notes to the Consolidated Financial Statements

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for net operating loss carryforwards that are available to offset future taxable income. The Company accounts for any interest and penalties related to IRS assessments as income tax expense.

Debt Issuance Costs

Costs related to the issuance of notes payable are deferred and amortized into interest expense over the term of the related notes payable.

Subsequent Events

Management has evaluated subsequent events through April 7, 2025, the date which the financial statements were available for issue.

NOTE 2 – COMMITMENTS

As of December 31, 2024, the Company had deposits of $15,000 on investment properties. The investment properties to be acquired total approximately $320,000 with a closing date of February 2025.

NOTE 3 – NOTES PAYABLE

	2024	2023
4.5% to 7.75% bank notes payable in monthly installments totaling $133,669, including interest, maturing on various dates from February 2028 to December 2032, collateralized by real estate assets and guaranteed by various stockholders of the Company. (A)	$16,791,243	$ 13,622,902
3.25% credit union notes payable in monthly installments totaling $6,269, including interest, maturing on various dates from January 2026 to March 2026, collateralized by real estate assets and guaranteed by a stockholder of the Company.	949,201	992,861
7.25% lender note payable in monthly installments of $21,323, including interest, through January 2026, collateralized by real estate assets and guaranteed by a stockholder of the Company.	2,879,760	2,925,052

NOTE 3 – NOTES PAYABLE (CONTINUED)

	2024	2023
7.7% bank note payable in monthly installments of $2,676, including interest, through March 2034, collateralized by real estate assets.	366,994	-
7.63% and 7.76% bank notes payable in interest only payments through March 2026, then monthly installments totaling $12,349, including interest, through March 2034, collateralized by real estate assets.	1,712,000	-
4.58% and 5.92% bank notes payable in interest only payments through September 2033, when the remaining balance is due in full, collateralized by real estate assets.	6,890,000	-
8% bank notes payable in monthly installments totaling $41,740, including interest, through September 2029 and October 2029, collateralized by real estate assets.	5,340,472	-
8% bank note payable in monthly installments of $4,777, including interest, through April 2033, collateralized by real estate assets.	520,000	-
6% promissory note with an individual, payable in interest only payments through January 2025, then monthly installments of $6,443, including interest, through January 2029, collateralized by real estate assets and guaranteed by a stockholder of the Company.	1,000,000	1,000,000
6.67% promissory note with a privately owned entity, payable in interest only payments, through May 2028, when the remaining balance is due in full, collateralized by real estate assets.	2,900,000	-
4.5% promissory note with an individual, payable in interest only payments through May 2025, then monthly installments of $5,997, including interest, through January 2029, collateralized by real estate assets.	1,079,000	-
5.5% promissory notes with privately owned entities, payable in monthly installments totaling $9,125, including interest, through September 2024, collateralized by real estate assets.	-	1,990,819
	40,428,670	20,531,634
Less unamortized debt issuance costs	3,108,429	1,478,542
	$ 37,320,241	$ 19,053,092

NOTE 3 – NOTES PAYABLE (CONTINUED)

Maturities of long-term debt are as follows:

Years Ending December 31

2025	$ 628,018
2026	1,550,073
2027	696,276
2028	12,151,457
2029	14,819,009
Thereafter	10,583,837
	$ 40,428,670

(A) The Company has certain long-term debt requiring the Company to meet various restrictive covenants, including among others, required minimum deposit balances and debt service coverage ratio.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
The Company is authorized to issue up to 100,000,000 shares of common stock and 100,000,000 shares of preferred stock, $0.001 par value. Holders of common stock are entitled to one vote for each share on all matters voted upon by stockholders, except for the election of directors. The Company has designated up to 5,000,000 shares of common stock as "Class B common stock", which ranks *pari passu* with the common stock with respect to the payment of dividends and distributions from the Company upon its liquidation, dissolution, or winding up. Holders of the Class B common stock shall be entitled to 100 votes per share of Class B common stock.

Founders Series Preferred Stock
Ranking: The Founders Series Preferred stock ranks as to the payment of dividends and distribution of Company assets upon its liquidation, dissolution or winding up, senior to the common stock, and *pari passu* with the Series A Preferred stock (as defined below).

Dividends: Holders of Founders Series Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors, out of funds legally available for payment of dividends, cumulative preferential cash dividends at the rate of 8% of the amount paid for each share of Founders Series Preferred Stock. Holders may receive special dividend payments but only when authorized by the Board of Directors.

Liquidation Preference: Upon the occurrence of a change-in-control transaction or liquidation event, each holder of Founders Series Preferred Stock shall receive an amount equal to the Founders Series issue price plus an amount equal to any accrued and unpaid dividends before any distribution of assets is made to holders of Common Stock.

NOTE 4 – STOCKHOLDERS' EQUITY (CONTINUED)

Founders Series Preferred Stock (Continued)

Conversion: The Founders Series Preferred Stock is not convertible into or exchangeable for any property or other securities of the Company.

Redemption: The Founders Series Preferred Stock is not redeemable.

Voting Rights: The holder of the Founders Series Preferred Stock shall be entitled to elect all of the directors of the Board but shall not be entitled to vote on any other matter. However, neither the Board or the Corporation shall take action on any items laid out in the Founders Series Protective Provision section of the Amended and Restated Articles of Incorporation date February 28, 2024, without consent of the holder of the Founders Series Preferred Stock.

Series A Cumulative Preferred Stock

The Company issued 10,000 shares of Mandatorily Redeemable Series A Cumulative Preferred Stock in December 2022. These shares were converted to Series A Cumulative Preferred Stock during 2023.

Ranking: The Series A Preferred Stock ranks as to the payment of dividends and distribution of Company assets upon its liquidation, dissolution or winding up, senior to the common stock, and *pari passu* with the Founders Series Preferred Stock.

Dividends: Holders of Series A Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors, out of funds legally available for payment of dividends, cumulative preferential cash dividends at the rate of 8% of the original issue price per annum.

Liquidation Preference: Upon the occurrence of a change-in-control transaction or liquidation event, each holder of Series A Preferred Stock shall receive an amount equal to the original issue price plus an amount equal to any accrued and unpaid dividends before any distribution of assets is made to holders of Common Stock.

Redemption: The Series A Preferred Stock are classified as equity as conditions for redemption are not solely within the control of the Company.

Voting Rights: The Company may not authorize or issue any class or series of equity securities ranking senior to the Series A Preferred Stock as to dividends or distributions upon liquidation or amend the Company's articles of incorporation to materially and adversely change the terms of Series A Preferred Stock without the affirmative vote of the majority of the votes entitled to be cast on such matters by holders of outstanding shares of Series A Preferred Stock, voting together as a class.

Warrants: In connection with the offering of its Series A Cumulative Preferred Stock, the Company has issued warrants to purchase shares of its common stock.

NOTE 4 – STOCKHOLDERS' EQUITY (CONTINUED)

Issued and outstanding common stock warrants as of December 31, 2024 and 2023 is as follows:

	$3 strike price	$17 strike price
January 1, 2023	-	-
Issued	156,546	460,421
December 31, 2023	156,546	460,421
Issued	649,996	1,911,745
December 31, 2024	806,542	2,372,166

Issued and outstanding shares as of December 31, 2024 and 2023 is as follows:

	2024	2023
Common stock	14,852,510	14,405,580
Series A preferred stock	433,628	87,210

NOTE 5 – INCOME TAXES

Components of the income tax benefit for the years ended December 31, 2024 and 2023, were as follows:

	2024	2023
State income taxes	$ 15,732	$ (20,228)
Federal income taxes	(44,598)	-
Deferred tax effects of state tax rate changes	-	(101,000)
Deferred income taxes	1,131,000	(1,927,000)
Benefit of operating loss carryforward	-	2,148,000
Total income tax benefit	$ 1,102,134	$ 99,772

The income tax benefit differs from the amount that would be obtained by applying federal statutory rates to net loss before income taxes because no tax benefit has been provided for nondeductible expenses and the Company is subject to state income tax expense.

The net deferred tax asset in the accompanying consolidated balance sheet includes the following amount of deferred tax assets and liabilities:

	2024	2023
Deferred tax assets	$ 3,030,000	$ 4,621,000
Deferred tax liabilities	(1,658,000)	(4,380,000)
Total deferred tax asset	$ 1,372,000	$ 241,000

NOTE 5 – INCOME TAXES (CONTINUED)

As of December 31, 2024, the Company has net operating loss carryforwards of approximately $21,154,000 that can be used to offset future taxable income. The loss carryforwards have an indefinite carryforward period.